UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2015

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2015

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 4, 2015

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2014 filed with the United States Securities and Exchange Commission (the "SEC") on February 25, 2015 (the "Annual Report") also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes (collectively, the "Reynolds Senior Secured Notes") and our senior notes (collectively, the "Reynolds Senior Notes") that are covered by an effective registration statement as described below and the 2013 Notes as defined below and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020;

•	The February 2012 9.875% Senior Notes due 2019;

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019;

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021;

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019; and

•	The May 2010 8.500% Senior Notes due 2018.

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•
The November 2013 5.625% Senior Notes due 2016 (the "2013 Senior Notes") and the December 2013 6.000% Senior Subordinated Notes due 2017 (the "2013 Senior Subordinated Notes") (collectively, the "2013 Notes"); and

•	The Pactiv 8.125% Notes due 2017, the Pactiv 6.400% Notes due 2018, the Pactiv 7.950% Notes due 2025 and the Pactiv 8.375% Notes due 2027 (collectively, the "Pactiv Notes").

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL. These indentures, as well as the Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

•
risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our retained businesses;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to other factors discussed or referred to in this quarterly report or our Annual Report.
The risks described above and the risks disclosed in or referred to in "Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in "Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for the interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2015 and September 30, 2014 for the RGHL Group. Refer to the attached G pages of this quarterly report for the interim unaudited condensed combined financial statements and notes thereto for the three and nine month periods ended September 30, 2015 and September 30, 2014 for Bev Pack.
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management's analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. We operate through five segments: Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We have received net proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016.

SIG manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Our Segments
Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Reynolds Consumer Products
Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands, such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwave containers, clear rigid-display packaging, molded fiber and polyethylene terephthalate ("PET") egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. Pactiv Foodservice distributes its products to the foodservice market, food packaging market and retail market.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Key Factors Influencing our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2015, our total indebtedness of $13,934 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $13,846 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We have received net proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Three month period ended September 30, 2015 compared to the three month period ended September 30, 2014

RGHL Group

	For the three month period ended September 30,
(In $ million, except for %)	2015	% of revenue	2014	% of revenue	Change	% change
Revenue	2,819	100%	2,981	100%	(162)	(5)%
Cost of sales	(2,259)	(80)%	(2,446)	(82)%	187	(8)%
Gross profit	560	20%	535	18%	25	5%
Selling, marketing and distribution expenses/General and administration expenses	(259)	(9)%	(240)	(8)%	(19)	8%
Net other income (expenses)	4	—%	23	1%	(19)	(83)%
Profit from operating activities	305	11%	318	11%	(13)	(4)%
Financial income	5	—%	7	—%	(2)	(29)%
Financial expenses	(391)	(14)%	(789)	(26)%	398	(50)%
Net financial expenses	(386)	(14)%	(782)	(26)%	396	(51)%
Profit (loss) from continuing operations before income tax	(81)	(3)%	(464)	(16)%	383	(83)%
Income tax (expense) benefit	102	4%	89	3%	13	15%
Profit (loss) from continuing operations	21	1%	(375)	(13)%	396	(106)%
Profit (loss) from discontinued operations, net of income tax	6	—%	139	5%	(133)	(96)%
Profit (loss) for the period	27	1%	(236)	(8)%	263	(111)%
Depreciation and amortization from continuing operations	185	7%	197	7%	(12)	(6)%
RGHL Group EBITDA(1) from continuing operations	490	17%	515	17%	(25)	(5)%
RGHL Group Adjusted EBITDA(1) from continuing operations	521	18%	517	17%	4	1%

(1)	Refer to page 2 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue decreased by $162 million, or 5%. Changes in foreign currency rates had an unfavorable impact of $75 million associated with international revenue at Closures, Pactiv Foodservice and Graham Packaging. Overall net sales volume was down, driven by lower sales volume at Evergreen and Graham Packaging, partially offset by volume increases at Reynolds Consumer Products and Pactiv Foodservice. In addition, revenue was unfavorably impacted by lower pricing primarily as a result of the pass-through of lower resin costs to customers.

Cost of Sales. Cost of sales decreased by $187 million, or 8%. The decrease was due to favorable resin prices across all segments, a favorable foreign currency impact at Closures, Pactiv Foodservice and Graham Packaging, and lower volume at Evergreen and Graham Packaging, partially offset by higher volume at Reynolds Consumer Products and Pactiv Foodservice.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $19 million, or 8%. The increase was primarily due to higher overall employee-related costs as well as higher advertising costs at Reynolds Consumer Products and an increase of $7 million in non-cash pension expense, partially offset by a favorable foreign currency impact at Closures and Graham Packaging.

Net Other. Net other income decreased by $19 million to $4 million. This decrease was primarily due to both insurance recoveries of $22 million and a favorable litigation settlement of $27 million in the prior year quarter. These benefits from the prior year quarter were partially offset in the current quarter by a favorable change of $15 million in unrealized gains and losses on derivatives, a decrease of $11 million in strategic review costs and a favorable foreign currency exchange impact of $3 million.

Net Financial Expenses. Net financial expenses decreased by $396 million, or 51%. The decrease was primarily due to a favorable change of $309 million in the fair value of embedded derivatives, a decrease of $84 million in interest expense due to the repayment of indebtedness with the proceeds from the sale of our SIG segment and a decrease of $3 million in foreign currency exchange losses. For more information regarding financial expenses and borrowings, refer to notes 8 and 12.

Income Tax. We recorded an income tax benefit of $102 million (an effective tax rate of 126%) in the three month period ended September 30, 2015 as compared to an income tax benefit of $89 million (an effective tax rate of 19%) for the three month period ended September 30, 2014. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the RGHL Group operates, (ii) the inability to realize a tax benefit for losses in certain jurisdictions and (iii) changes in components of the RGHL Group that apply the discrete method rather than a forecasted annualized effective rate, which has no effect on cash taxes paid. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $12 million, or 6%. The decrease was primarily due to lower depreciation expense for certain assets which became fully depreciated or amortized at Graham Packaging.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations of $6 million was primarily due to the accretion of interest and foreign currency impact related to the additional consideration receivable from the sale of our SIG segment. In addition, we recognized a net gain of $1 million as a result of final closing adjustments.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	305	318
Depreciation and amortization from continuing operations	185	197
RGHL Group EBITDA(1) from continuing operations	490	515
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	3	5
Litigation settlement	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	2	2
Non-cash change in provisions	—	(9)
Non-cash pension expense	15	8
Operational process engineering-related consultancy costs	5	1
Plant damages and associated insurance recoveries, net	—	(22)
Restructuring costs, net of reversals	5	7
Strategic review costs	—	11
Unrealized (gain) loss on derivatives	—	15
Other	1	2
RGHL Group Adjusted EBITDA(1) from continuing operations	521	517
Segment detail of Adjusted EBITDA:
Evergreen	75	80
Closures	37	49
Reynolds Consumer Products	143	132
Pactiv Foodservice	164	158
Graham Packaging	111	107
Corporate/Unallocated(2)	(9)	(9)
RGHL Group Adjusted EBITDA from continuing operations	521	517

(1)	Refer to page 2 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the three month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	392	93%	412	93%	(20)	(5)%
Inter-segment revenue	28	7%	32	7%	(4)	(13)%
Total segment revenue	420	100%	444	100%	(24)	(5)%
Cost of sales	(341)	(81)%	(360)	(81)%	19	(5)%
Gross profit	79	19%	84	19%	(5)	(6)%
Selling, marketing and distribution expenses/ General and administration expenses	(20)	(5)%	(23)	(5)%	3	(13)%
Net other income (expenses)	1	—%	(1)	—%	2	NM
Profit from operating activities	60	14%	60	14%	—	—%
Evergreen segment EBITDA	74	18%	74	17%	—	—%
Evergreen segment Adjusted EBITDA	75	18%	80	18%	(5)	(6)%

Revenue. Total segment revenue decreased by $24 million, or 5%. Revenue from liquid packaging board decreased by $12 million due to $9 million in lower pricing, primarily as a result of price index programs, and $3 million in lower sales volume. Revenue from paper products decreased by $7 million due to $5 million in lower sales volume as a result of lower market demand and $2 million in lower pricing. Revenue from carton packaging decreased by $5 million due to $4 million in lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products and $1 million in lower pricing primarily as a result of price index programs.

Cost of Sales. Cost of sales decreased by $19 million, or 5%. This decrease was primarily due to the previously discussed decrease in sales volume as well as favorable raw material costs, primarily resin, fiber and energy. Evergreen also had approximately $3 million of restructuring costs in the prior year quarter related to the closure of a converting facility. These favorable drivers were partially offset by higher production and repair and maintenance costs as Evergreen had one scheduled mill outage in the current quarter, but none in the prior year quarter. For the three month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 42% and 44% of Evergreen's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 13%. This decrease was primarily due to lower employee-related costs.

Net Other. Net other changed by $2 million to net other income of $1 million primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	60	60
Depreciation and amortization	14	14
EBITDA	74	74
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	2	2
Restructuring costs, net of reversals	—	3
Unrealized (gain) loss on derivatives	(1)	1
Evergreen segment Adjusted EBITDA	75	80

Closures Segment

	For the three month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	247	98%	291	99%	(44)	(15)%
Inter-segment revenue	4	2%	4	1%	—	—%
Total segment revenue	251	100%	295	100%	(44)	(15)%
Cost of sales	(209)	(83)%	(241)	(82)%	32	(13)%
Gross profit	42	17%	54	18%	(12)	(22)%
Selling, marketing and distribution expenses/ General and administration expenses	(24)	(10)%	(25)	(8)%	1	(4)%
Net other income (expenses)	(3)	(1)%	4	1%	(7)	NM
Profit from operating activities	15	6%	33	11%	(18)	(55)%
Closures segment EBITDA	32	13%	50	17%	(18)	(36)%
Closures segment Adjusted EBITDA	37	15%	49	17%	(12)	(24)%

Revenue. Total segment revenue decreased by $44 million, or 15%.

Revenue in North America decreased by $14 million, or 11%. This decrease was due to unfavorable pricing of $10 million primarily from the pass-through of lower resin costs to customers and an $8 million unfavorable foreign currency impact due to the strengthening of the U.S. dollar against the Mexican peso. This decrease was partially offset by an increase of $4 million in sales volume.

Revenue in the rest of the world decreased by $30 million, or 18%. This decrease was due to a $24 million unfavorable foreign currency impact from the strengthening of the U.S. dollar against the euro, Japanese yen, Brazilian real and Russian ruble, lower sales volume of $4 million and unfavorable pricing of $2 million largely due to the pass-through of lower resin costs to customers, partially offset by favorable product mix.

Cost of Sales. Cost of sales decreased by $32 million, or 13%. This decrease was primarily due to a $29 million favorable foreign currency impact and $10 million of lower material costs due to declining resin costs. These favorable variances were partially offset by higher manufacturing costs of $7 million. For the three month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 60% and 64% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 4%. This decrease was primarily due to a favorable foreign currency impact of $2 million and lower employee-related costs of $1 million, partially offset by higher restructuring costs of $2 million.

Net Other. Net other changed by $7 million to net other expenses of $3 million primarily due to an unfavorable change in unrealized gains and losses on derivatives and higher asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	15	33
Depreciation and amortization	17	17
EBITDA	32	50
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	1	(1)
Restructuring costs, net of reversals	4	2
Unrealized (gain) loss on derivatives	—	(2)
Closures segment Adjusted EBITDA	37	49

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	711	94%	678	93%	33	5%
Inter-segment revenue	49	6%	49	7%	—	—%
Total segment revenue	760	100%	727	100%	33	5%
Cost of sales	(570)	(75)%	(563)	(77)%	(7)	1%
Gross profit	190	25%	164	23%	26	16%
Selling, marketing and distribution expenses/ General and administration expenses	(72)	(9)%	(59)	(8)%	(13)	22%
Net other income (expenses)	—	—%	(3)	—%	3	NM
Profit from operating activities	118	16%	102	14%	16	16%
Reynolds Consumer Products segment EBITDA	143	19%	128	18%	15	12%
Reynolds Consumer Products segment Adjusted EBITDA	143	19%	132	18%	11	8%

Revenue. Total segment revenue increased by $33 million, or 5%. The increase was due to $26 million favorable volume primarily in Reynolds branded products and $7 million due to higher pricing in Reynolds branded and waste and storage products.

Cost of Sales. Cost of sales increased by $7 million, or 1%. This increase was primarily driven by higher volume. Cost of sales was also impacted by higher manufacturing costs, partially offset by lower material costs. For both the three month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 74% of Reynolds Consumer Products' cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $13 million, or 22%, primarily due to higher advertising and higher employee-related costs.

Net Other. Net other expenses decreased by $3 million to zero. This decrease was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	118	102
Depreciation and amortization	25	26
EBITDA	143	128
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	—	4
Reynolds Consumer Products segment Adjusted EBITDA	143	132

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	856	86%	923	87%	(67)	(7)%
Inter-segment revenue	139	14%	141	13%	(2)	(1)%
Total segment revenue	995	100%	1,064	100%	(69)	(6)%
Cost of sales	(829)	(83)%	(902)	(85)%	73	(8)%
Gross profit	166	17%	162	15%	4	2%
Selling, marketing and distribution expenses/ General and administration expenses	(70)	(7)%	(66)	(6)%	(4)	6%
Net other income (expenses)	3	—%	10	1%	(7)	(70)%
Profit from operating activities	99	10%	106	10%	(7)	(7)%
Pactiv Foodservice segment EBITDA	155	16%	166	16%	(11)	(7)%
Pactiv Foodservice segment Adjusted EBITDA	164	16%	158	15%	6	4%

Revenue. Total segment revenue decreased by $69 million, or 6%. The decrease was due to $43 million of unfavorable pricing, as a result of the pass-through of lower resin costs to customers, and product mix. The sale of the building products business in November 2014 also reduced revenue by $23 million. Additionally, revenue decreased by $17 million as a result of unfavorable foreign currency impact from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro. These decreases were partially offset by incremental sales volume of $13 million.

Cost of Sales. Cost of sales decreased by $73 million, or 8%. This decrease was primarily due to lower raw material costs (net of losses from commodity hedges), the sale of the building products business in November 2014, a favorable foreign currency impact and benefits from cost saving initiatives and improved operational performance. The decrease was partially offset by incremental costs resulting from higher sales volume. For both the three month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 60% of Pactiv Foodservice's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 6%. The increase was primarily due to higher employee-related costs.

Net Other. Net other income decreased by $7 million to $3 million. The decrease was primarily due to lower insurance recoveries of $22 million, partially offset by a favorable change of $11 million in unrealized gains and losses on derivatives and net foreign currency exchange losses of $4 million. These items, with the exception of net foreign currency exchange losses, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	99	106
Depreciation and amortization	56	60
EBITDA	155	166
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	2	1
Operational process engineering-related consultancy costs	5	—
Plant damages and associated insurance recoveries, net	—	(22)
Restructuring costs, net of reversals	1	1
Unrealized (gain) loss on derivatives	1	12
Pactiv Foodservice segment Adjusted EBITDA	164	158

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	613	100%	677	100%	(64)	(9)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	613	100%	677	100%	(64)	(9)%
Cost of sales	(530)	(86)%	(607)	(90)%	77	(13)%
Gross profit	83	14%	70	10%	13	19%
Selling, marketing and distribution expenses/General and administration expenses	(48)	(8)%	(50)	(7)%	2	(4)%
Net other income (expenses)	3	—%	26	4%	(23)	(88)%
Profit from operating activities	38	6%	46	7%	(8)	(17)%
Graham Packaging segment EBITDA	111	18%	127	19%	(16)	(13)%
Graham Packaging segment Adjusted EBITDA	111	18%	107	16%	4	4%

Revenue. Revenue decreased by $64 million, or 9%. The decrease in revenue was primarily due to a $29 million decrease in sales volume, a $26 million unfavorable foreign currency impact and a decline in pricing primarily from lower resin costs passed through to customers, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses, the majority of which occurred in prior years for which the full year impact has not yet been realized, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso, Brazilian real, euro and Polish zloty.

Cost of Sales. Cost of sales decreased by $77 million, or 13%. The decrease was primarily due to a decrease in resin prices, $22 million due to the lower sales volume, a $21 million favorable foreign currency impact and $5 million in lower depreciation expense as certain assets became fully depreciated, partially offset by higher operational costs. For the three month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 55% and 58% of Graham Packaging's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 4%. The decrease was primarily due to a favorable foreign currency impact and decreases in asset impairment charges and restructuring costs, partially offset by higher employee-related costs.

Net Other. Net other income decreased by $23 million to $3 million. This decrease was primarily due to a benefit of $27 million in the prior year quarter related to the settlement of a legal claim, partially offset by a $1 million decrease in asset impairment charges. These items have been included in the segment's Adjusted EBITDA calculation. Net other income was also impacted by $2 million in gains on the sale of property, plant and equipment during the current year quarter.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	38	46
Depreciation and amortization	73	81
EBITDA	111	127
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	—	5
Litigation settlement	—	(18)
Non-cash change in provisions	—	(9)
Operational process engineering-related consultancy costs	—	1
Restructuring costs, net of reversals	—	1
Graham Packaging segment Adjusted EBITDA	111	107

Corporate/Unallocated

	For the three month period ended September 30,
(In $ million, except for %)	2015	2014	Change	% change
Gross profit (loss)	—	1	(1)	NM
Selling, marketing and distribution expenses/General and administration expenses	(25)	(17)	(8)	47%
Net other income (expenses)	—	(13)	13	NM
Loss from operating activities	(25)	(29)	4	(14)%
Corporate/Unallocated EBITDA	(25)	(30)	5	(17)%
Corporate/Unallocated Adjusted EBITDA	(9)	(9)	—	—%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 47%. This was primarily due to an increase of $7 million in non-cash pension expense as a result of lower interest income and higher administrative expense. This item has been included in the Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $13 million to zero. This decrease was primarily attributable to $11 million of strategic review costs in the prior year quarter. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2015	2014
Loss from operating activities	(25)	(29)
Depreciation and amortization	—	(1)
EBITDA	(25)	(30)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	15	8
Strategic review costs	—	11
Other	1	2
Corporate/Unallocated Adjusted EBITDA	(9)	(9)

Results of Operations

The following discussion should be read in conjunction with our interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We have received net proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Nine month period ended September 30, 2015 compared to the nine month period ended September 30, 2014

RGHL Group

	For the nine month period ended September 30,
(In $ million, except for %)	2015	% of revenue	2014	% of revenue	Change	% change
Revenue	8,419	100%	8,764	100%	(345)	(4)%
Cost of sales	(6,802)	(81)%	(7,230)	(82)%	428	(6)%
Gross profit	1,617	19%	1,534	18%	83	5%
Selling, marketing and distribution expenses/General and administration expenses	(740)	(9)%	(756)	(9)%	16	(2)%
Net other income (expenses)	86	1%	19	—%	67	NM
Profit from operating activities	963	11%	797	9%	166	21%
Financial income	17	—%	20	—%	(3)	(15)%
Financial expenses	(1,280)	(15)%	(1,180)	(13)%	(100)	8%
Net financial expenses	(1,263)	(15)%	(1,160)	(13)%	(103)	9%
Profit (loss) from continuing operations before income tax	(300)	(4)%	(363)	(4)%	63	(17)%
Income tax (expense) benefit	60	1%	33	—%	27	82%
Profit (loss) from continuing operations	(240)	(3)%	(330)	(4)%	90	(27)%
Profit (loss) from discontinued operations, net of income tax	2,709	32%	106	1%	2,603	NM
Profit (loss) for the period	2,469	29%	(224)	(3)%	2,693	NM
Depreciation and amortization from continuing operations	530	6%	606	7%	(76)	(13)%
RGHL Group EBITDA(1) from continuing operations	1,493	18%	1,403	16%	90	6%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,482	18%	1,476	17%	6	—%

(1)	Refer to page 2 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue decreased by $345 million, or 4%. Changes in foreign currency rates had an unfavorable impact of $209 million primarily at Closures, Pactiv Foodservice and Graham Packaging. Overall net sales volume was down, driven by lower sales volume at Evergreen and Graham Packaging, partially offset by volume increases at Reynolds Consumer Products and Pactiv Foodservice primarily due to the acquisition of Novelis Foil Products on June 30, 2014. Revenue was also unfavorably impacted by lower pricing primarily as a result of the pass-through of lower resin costs to customers.

Cost of Sales. Cost of sales decreased by $428 million, or 6%. The decrease was due to favorable resin prices across all segments, a favorable foreign currency impact at Closures, Pactiv Foodservice and Graham Packaging, decreased depreciation expense at Graham Packaging and lower volume at Evergreen and Graham Packaging. These decreases were partially offset by higher volume at Reynolds Consumer Products and Pactiv Foodservice and higher manufacturing costs at Closures and Reynolds Consumer Products.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $16 million, or 2%. The decrease included an $18 million benefit in the current year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. Additionally, the decrease was attributable to benefits from previously implemented restructuring initiatives and lower expense across various administration categories primarily at Reynolds Consumer Products and Pactiv Foodservice. These decreases were partially offset by a $24 million increase in non-cash pension expense in the corporate segment.

Net Other. Net other income increased by $67 million to $86 million. Net other income includes a $105 million favorable change in unrealized gains and losses on derivatives and a $5 million favorable foreign currency impact. The prior year included a $31 million management fee paid to a related party which was not repeated in the current year. Partially offsetting these benefits, the prior year included a benefit of $37 million related to insurance recoveries, a $27 million benefit related to the settlement of a legal claim and a gain of $13 million on the sale of the RGHL Group's aluminum closures business in Germany.

Net Financial Expenses. Net financial expenses increased by $103 million, or 9%. The increase was primarily due to the loss of $305 million on extinguishment of debt from using the net proceeds from the sale of our SIG segment to reduce our indebtedness and a foreign currency exchange loss of $14 million. These increases were partially offset by a decrease of $179 million in interest expense due to the repayment of indebtedness with the net proceeds from the sale of our SIG segment and a favorable change of $33 million in the fair value of embedded derivatives. For more information regarding financial expenses and borrowings, refer to notes 8 and 12.

Income Tax. We recorded an income tax benefit of $60 million (an effective tax rate of 20%) in the nine month period ended September 30, 2015 as compared to an income tax benefit of $33 million (an effective tax rate of 9%) for the nine month period ended September 30, 2014. The current period includes the write-off of a deferred tax asset of $33 million that is no longer considered realizable. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the RGHL Group operates, (ii) the inability to realize a tax benefit for losses in certain jurisdictions and (iii) changes in components of the RGHL Group that apply the discrete method rather than a forecasted annualized effective rate, which has no effect on cash taxes paid. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $76 million, or 13%. The decrease was due to lower depreciation expense for certain assets which became fully depreciated or amortized at Graham Packaging as well as an $18 million benefit in the current year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations of $2,709 million included a gain of $2,882 million, net of tax, from the sale of our SIG segment. This was partially offset by foreign currency transaction losses on intercompany debt that are attributable to discontinued operations.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	963	797
Depreciation and amortization from continuing operations	530	606
RGHL Group EBITDA(1) from continuing operations	1,493	1,403
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	5	11
Business integration costs	—	2
Equity method profit, net of cash distributed	(1)	(1)
(Gain) loss on sale of businesses	1	(14)
Litigation settlement	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	—	2
Non-cash change in provisions	—	(9)
Non-cash pension expense	47	23
Operational process engineering-related consultancy costs	13	6
Plant damages and associated insurance recoveries, net	—	(29)
Related party management fee	—	31
Restructuring costs, net of reversals	7	37
Strategic review costs	2	11
Unrealized (gain) loss on derivatives	(85)	14
Other	—	7
RGHL Group Adjusted EBITDA(1) from continuing operations	1,482	1,476
Segment detail of Adjusted EBITDA:
Evergreen	207	203
Closures	120	140
Reynolds Consumer Products	401	363
Pactiv Foodservice	438	435
Graham Packaging	347	364
Corporate/Unallocated(2)	(31)	(29)
RGHL Group Adjusted EBITDA from continuing operations	1,482	1,476

(1)	Refer to page 2 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	1,161	93%	1,192	93%	(31)	(3)%
Inter-segment revenue	84	7%	83	7%	1	1%
Total segment revenue	1,245	100%	1,275	100%	(30)	(2)%
Cost of sales	(1,017)	(82)%	(1,053)	(83)%	36	(3)%
Gross profit	228	18%	222	17%	6	3%
Selling, marketing and distribution expenses/ General and administration expenses	(64)	(5)%	(68)	(5)%	4	(6)%
Net other income (expenses)	6	—%	—	—%	6	NM
Profit from operating activities	170	14%	154	12%	16	10%
Evergreen segment EBITDA	212	17%	197	15%	15	8%
Evergreen segment Adjusted EBITDA	207	17%	203	16%	4	2%

Revenue. Total segment revenue decreased by $30 million, or 2%. Revenue from carton packaging decreased by $15 million due to $21 million in lower sales volume as a result of a decrease in end-consumer demand for certain customers' products, partially offset by $6 million in pricing and product mix improvements. Revenue from paper products decreased by $13 million due to $10 million in lower sales volume and $3 million in lower pricing. Revenue from liquid packaging board decreased by $2 million due to $5 million in lower pricing, partially offset by $3 million in higher sales volume.

Cost of Sales. Cost of sales decreased by $36 million, or 3%. The decrease was primarily due to the previously discussed decrease in sales volume of carton packaging products and paper products, partially offset by increased sales volume in liquid packaging board. This decrease was also a result of favorable raw material costs, primarily resin and energy. Additionally, operating costs in the prior year were adversely impacted by weather conditions which did not repeat in 2015. Partially offsetting these decreases were higher production and repair and maintenance costs as compared to the prior year due to a scheduled major mill outage in the current year with no corresponding outage in the prior year. For the nine month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 42% and 45% of Evergreen's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $4 million, or 6%. This decrease was primarily due to lower employee-related costs.

Net Other. Net other changed by $6 million to net other income of $6 million primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	170	154
Depreciation and amortization	42	43
EBITDA	212	197
Included in Evergreen segment EBITDA:
Equity method profit, net of cash distributed	(1)	(1)
Non-cash change in multi-employer pension plan withdrawal liability	—	2
Restructuring costs, net of reversals	—	4
Unrealized (gain) loss on derivatives	(4)	1
Evergreen segment Adjusted EBITDA	207	203

Closures Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue*	757	99%	869	99%	(112)	(13)%
Inter-segment revenue*	11	1%	10	1%	1	10%
Total segment revenue	768	100%	879	100%	(111)	(13)%
Cost of sales	(631)	(82)%	(721)	(82)%	90	(12)%
Gross profit	137	18%	158	18%	(21)	(13)%
Selling, marketing and distribution expenses/ General and administration expenses	(73)	(10)%	(78)	(9)%	5	(6)%
Net other income (expenses)	1	—%	15	2%	(14)	(93)%
Profit from operating activities	65	8%	95	11%	(30)	(32)%
Closures segment EBITDA	115	15%	149	17%	(34)	(23)%
Closures segment Adjusted EBITDA	120	16%	140	16%	(20)	(14)%

* Prior year information has been revised to reclassify sales to SIG from inter-segment revenue to external revenue as a result of the SIG sale.

Revenue. Total segment revenue decreased by $111 million, or 13%.

Revenue in North America decreased by $32 million, or 8%. This decrease was primarily due to an $18 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso and unfavorable pricing of $19 million largely due to the pass-through of lower resin costs to customers. These decreases were partially offset by an increase of $5 million in sales volume, primarily in the United States.

Revenue in the rest of the world decreased by $79 million, or 16%. This was primarily due to a $69 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the euro, Japanese yen, Brazilian real and Russian ruble. Lower sales volume, primarily in South America, resulted in a $7 million reduction in revenue. The volume shortfalls in South America were partially offset by higher sales volume in Asia and Europe. Revenue declined $3 million primarily due to unfavorable pricing related to the pass-through of lower resin costs to customers, partially offset by favorable product mix.

Cost of Sales. Cost of sales decreased by $90 million, or 12%. This decrease was primarily due to a $78 million favorable foreign currency impact, lower material costs of $27 million primarily resulting from lower resin costs and the impact of lower sales volume of $1 million. These favorable variances were partially offset by higher manufacturing costs of $16 million. For the nine month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 61% and 64% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $5 million, or 6%. This decrease was primarily due to a favorable foreign currency impact of $5 million, partially offset by higher restructuring costs of $2 million.

Net Other. Net other income decreased by $14 million to $1 million. The decrease was primarily due to the $13 million gain on the sale of the aluminum closures business in Germany in the prior year along with higher restructuring costs of $3 million and increased asset impairment charges of $2 million. This decrease was partially offset by a $4 million favorable change in unrealized gains and losses on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	65	95
Depreciation and amortization	50	54
EBITDA	115	149
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	1	(1)
(Gain) loss on sale of businesses	—	(13)
Restructuring costs, net of reversals	6	3
Unrealized (gain) loss on derivatives	(2)	2
Closures segment Adjusted EBITDA	120	140

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	2,035	94%	1,947	95%	88	5%
Inter-segment revenue	134	6%	110	5%	24	22%
Total segment revenue	2,169	100%	2,057	100%	112	5%
Cost of sales	(1,657)	(76)%	(1,593)	(77)%	(64)	4%
Gross profit	512	24%	464	23%	48	10%
Selling, marketing and distribution expenses/ General and administration expenses	(185)	(9)%	(180)	(9)%	(5)	3%
Net other income (expenses)	13	1%	3	—%	10	NM
Profit from operating activities	340	16%	287	14%	53	18%
Reynolds Consumer Products segment EBITDA	413	19%	360	18%	53	15%
Reynolds Consumer Products segment Adjusted EBITDA	401	18%	363	18%	38	10%

Revenue. Total segment revenue increased by $112 million, or 5%. The increase was primarily due to $71 million of increased sales volume and $44 million in higher pricing and favorable product mix. The acquisition of Novelis Foil Products on June 30, 2014 contributed $42 million to the increased sales volume, of which $21 million was inter-segment revenue.

Cost of Sales. Cost of sales increased by $64 million, or 4%. This increase was primarily due to $37 million of incremental costs as a result of the acquisition of Novelis Foil Products. The increase was also due to higher volume and higher manufacturing costs, partially offset by lower material costs. For both the nine month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 74% of Reynolds Consumer Products' cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million, or 3%. The increase was primarily due to higher employee-related costs.

Net Other. Net other income increased by $10 million to $13 million primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	340	287
Depreciation and amortization	73	73
EBITDA	413	360
Included in Reynolds Consumer Products segment EBITDA:
Business integration costs	—	2
Restructuring costs, net of reversals	—	1
Unrealized (gain) loss on derivatives	(12)	(1)
Other	—	1
Reynolds Consumer Products segment Adjusted EBITDA	401	363

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	2,563	86%	2,619	86%	(56)	(2)%
Inter-segment revenue	416	14%	410	14%	6	1%
Total segment revenue	2,979	100%	3,029	100%	(50)	(2)%
Cost of sales	(2,526)	(85)%	(2,590)	(86)%	64	(2)%
Gross profit	453	15%	439	14%	14	3%
Selling, marketing and distribution expenses/ General and administration expenses	(187)	(6)%	(209)	(7)%	22	(11)%
Net other income (expenses)	68	2%	24	1%	44	NM
Profit from operating activities	334	11%	254	8%	80	31%
Pactiv Foodservice segment EBITDA	487	16%	437	14%	50	11%
Pactiv Foodservice segment Adjusted EBITDA	438	15%	435	14%	3	1%

Revenue. Total segment revenue decreased by $50 million, or 2%. The decrease was primarily due to the sale of the building products business in November 2014 which reduced revenue by $65 million and an unfavorable foreign currency impact of $51 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro. Additionally, revenue was unfavorably impacted by $42 million due to pricing, as a result of the pass-through of lower resin costs to customers, and product mix. These decreases were partially offset by incremental sales volume of $78 million driven by growth across the foodservice, food packaging and retail markets and $31 million from the acquisition of Novelis Foil Products on June 30, 2014.

Cost of Sales. Cost of sales decreased by $64 million, or 2%. This decrease was primarily due to lower raw material costs (net of losses from commodity hedges), the sale of the building products business in November 2014, a favorable foreign currency impact and benefits from cost saving initiatives and improved operational performance. The decrease was partially offset by incremental costs resulting from higher sales volume. For both the nine month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 61% of Pactiv Foodservice's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $22 million, or 11%. The decrease was primarily related to an $18 million benefit in the current year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012. The decrease was also due to lower professional fees, utilities costs and other marketing related expenses, partially offset by higher operational process engineering-related consultancy costs.

Net Other. Net other income increased by $44 million to $68 million. The increase was primarily due to a favorable change in unrealized gains and losses on derivatives in the current year, partially offset by a decrease in insurance recoveries. These items, with the exception of insurance recoveries related to business interruption, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	334	254
Depreciation and amortization	153	183
EBITDA	487	437
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	3	3
(Gain) loss on sale of businesses	1	(1)
Operational process engineering-related consultancy costs	13	—
Plant damages and associated insurance recoveries, net	—	(29)
Restructuring costs, net of reversals	1	13
Unrealized (gain) loss on derivatives	(67)	12
Pactiv Foodservice segment Adjusted EBITDA	438	435

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	1,903	100%	2,137	100%	(234)	(11)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,903	100%	2,137	100%	(234)	(11)%
Cost of sales	(1,616)	(85)%	(1,889)	(88)%	273	(14)%
Gross profit	287	15%	248	12%	39	16%
Selling, marketing and distribution expenses/General and administration expenses	(155)	(8)%	(162)	(8)%	7	(4)%
Net other income (expenses)	2	—%	22	1%	(20)	(91)%
Profit from operating activities	134	7%	108	5%	26	24%
Graham Packaging segment EBITDA	346	18%	360	17%	(14)	(4)%
Graham Packaging segment Adjusted EBITDA	347	18%	364	17%	(17)	(5)%

Revenue. Revenue decreased by $234 million, or 11%. The decrease in revenue was primarily due to a $111 million decrease in sales volume, a $71 million unfavorable foreign currency impact and a decline in pricing primarily from lower resin costs passed through to customers, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses, the majority of which occurred in prior years for which the full year impact has not yet been realized, and a decrease in end-consumer demand for certain customers' products, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso, euro, Brazilian real and Polish zloty.

Cost of Sales. Cost of sales decreased by $273 million, or 14%. The decrease was primarily due to a decrease in resin prices, $83 million due to the lower sales volume, a $58 million favorable foreign currency impact, $34 million in lower depreciation expense as certain assets became fully depreciated and a $12 million decrease in restructuring costs. For the nine month periods ended September 30, 2015 and September 30, 2014, raw material costs accounted for 56% and 58% of Graham Packaging's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $7 million, or 4%. The decrease was primarily due to a $6 million favorable foreign currency impact, a $3 million decrease in restructuring costs and a $3 million decrease in operational process engineering-related costs, partially offset by an $8 million increase in employee-related costs.

Net Other. Net other income decreased by $20 million to $2 million. This decrease was primarily due to a benefit of $27 million in the prior year related to the settlement of a legal claim, partially offset by a $4 million decrease in asset impairment charges. These items have been included in the segment's Adjusted EBITDA calculation. Net other income was also impacted by $2 million in gains on the sale of property, plant and equipment during the current year.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Profit from operating activities	134	108
Depreciation and amortization	212	252
EBITDA	346	360
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	1	9
Litigation settlement	—	(18)
Non-cash change in provisions	—	(9)
Operational process engineering-related consultancy costs	—	6
Restructuring costs, net of reversals	—	16
Graham Packaging segment Adjusted EBITDA	347	364

Corporate/Unallocated

	For the nine month period ended September 30,
(In $ million, except for %)	2015	2014	Change	% change
Gross profit (loss)	—	3	(3)	NM
Selling, marketing and distribution expenses/General and administration expenses	(76)	(59)	(17)	29%
Net other income (expenses)	(4)	(45)	41	(91)%
Loss from operating activities	(80)	(101)	21	(21)%
Corporate/Unallocated EBITDA	(80)	(100)	20	(20)%
Corporate/Unallocated Adjusted EBITDA	(31)	(29)	(2)	7%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $17 million, or 29%. This was primarily due to an increase of $24 million in non-cash pension expense as a result of lower interest income and higher administrative expenses. This item has been included in the segment's Adjusted EBITDA calculation. This increase was partially offset by a reduction of $3 million in lease termination costs and decreases in professional fees, personnel related costs and other corporate management expenses.

Net Other. Net other expenses decreased by $41 million to $4 million. This decrease was primarily attributable to a related party management fee of $31 million in the prior year and a decrease of $9 million in strategic review costs. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Loss from operating activities	(80)	(101)
Depreciation and amortization	—	1
EBITDA	(80)	(100)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	47	23
Related party management fee	—	31
Strategic review costs	2	11
Other	—	6
Corporate/Unallocated Adjusted EBITDA	(31)	(29)
Differences Between the RGHL Group and Beverage Packaging Holdings Group Results of Operations
There are certain differences between the RGHL Group interim unaudited condensed consolidated financial statements and the Bev Pack interim unaudited condensed combined financial statements, each included elsewhere in this quarterly report.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the two financial statements. The differences in the reported profit (loss) before income tax between the two sets of financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and Bev Pack.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee paid by RGHL in 2014.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group's cash flows for the periods presented:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Net cash flows from (used in) operating activities	312	545
Net cash flows from (used in) investing activities	3,685	(464)
Net cash flows from (used in) financing activities	(4,073)	(43)
Net increase (decrease) in cash and cash equivalents	(76)	38

Cash Flows from (used in) Operating Activities
Cash from operating activities was $312 million compared to $545 million in the prior year period. The current year includes payment of $226 million in premiums as a result of the repayment of borrowings from the proceeds from the sale of SIG and $38 million in disposal costs. The current year also includes cash used in operating activities of $11 million compared to cash from operating activities of $276 million in the prior year related to SIG. Our continuing operations experienced a lesser build in working capital in the current year, primarily as a result of lower raw material costs, as well as a decrease of $70 million in interest payments due to the repayment of borrowings.
Cash Flows from (used in) Investing Activities
Cash from investing activities was $3,685 million compared to cash used in investing activities of $464 million in the prior year period. The current year includes net cash proceeds of $4,149 million received from the sale of SIG, a reduction of $200 million in capital expenditures and the purchase of a U.S. Treasury Bill maturing in February 2016 for $200 million. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows used in Financing Activities
The net cash outflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2015	2014
Drawdown of borrowings	116	141
Repayment of borrowings	(4,169)	(179)
Payment of debt transaction costs	(15)	(2)
Other	(5)	(3)
Net cash outflow	(4,073)	(43)

Refer to note 12 for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $304 million compared to $504 million in the prior year period. The decrease reflects $112 million in lower spending as a result of the sale of SIG and a reduction of $87 million in spending at Pactiv Foodservice as expansion and plant rebuild projects in 2014 were completed.

We expect to incur approximately $440 million in capital expenditures during 2015 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. Included in this estimate is $29 million of actual spending incurred related to discontinued operations prior to its sale. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2015, our total indebtedness of $13,934 million was comprised of the outstanding principal amounts of our borrowings.
Our sources of liquidity for the future are expected to be our existing cash resources, short-term investments, cash flows from operations, drawings under the revolving credit facilities of our Credit Agreement, borrowings under a receivables loan and security agreement (the "Securitization Facility") and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2015, we had $58 million and €54 million ($61 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

Our 2015 annual cash interest obligations on our Credit Agreement, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,110 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of September 30, 2015 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group's interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement's senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Credit Agreement's senior secured first lien leverage ratio covenant.

Under the Credit Agreement, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of September 30, 2015, our net senior secured first lien leverage ratio was 3.11x as calculated for purposes of the maintenance covenant under the Credit Agreement. The Credit Agreement does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The Credit Agreement and the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and under the 2013 Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Notes).

The Credit Agreement and the indentures governing the Reynolds Notes and the 2013 Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations, existing available cash and short-term investments, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash requirements and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss. As of September 30, 2015, our non-current derivative asset of $149 million only includes embedded derivatives. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations
The following table summarizes our material contractual obligations as of September 30, 2015:

	Payments, due by period, as of September 30, 2015
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,075	1,075	—	—	—
Financial liabilities(1)	18,065	1,370	3,970	6,596	6,129
Operating leases	382	101	139	73	69
Unconditional capital expenditure obligations	61	61	—	—	—
Total contractual obligations	19,583	2,607	4,109	6,669	6,198

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of September 30, 2015. Both the London Interbank Offered Rate ("LIBOR") and the Euro Interbank Offered Rate ("EURIBOR") during the month of September 2015 were below the floor rates established in accordance with the respective agreements.

Beginning with the fiscal year ended December 31, 2014, the RGHL Group was required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. In March 2015, such prepayment amounted to $64 million, which reduces future quarterly amortization payments. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the RGHL Group's ultimate shareholder, charged the RGHL Group a Management Fee of $39 million in June 2014 of which $31 million was included in continuing operations with the remainder included in discontinued operations. No Management Fee has been paid in relation to the year ended December 31, 2014. Additionally, no Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2015, the RGHL Group is not aware of any material claims under these agreements that would give rise to a liability not currently provided for. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements are prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

Recently Issued Accounting Pronouncements
There have been no issued accounting pronouncements during the nine month period ended September 30, 2015 that significantly impact the RGHL Group.

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers." IFRS 15 contains a revised revenue recognition framework. In July 2015, the IASB confirmed a one-year deferral of the effective date of the new revenue standard to January 1, 2018. The RGHL Group is currently evaluating the impact of this new standard.

Other than as noted above, there have been no material changes to any previously issued accounting pronouncements or to the RGHL Group's evaluation of the related impact as disclosed in our Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives.

Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk
We had significant debt commitments outstanding as of September 30, 2015. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Credit Agreement and our Securitization Facility. As of September 30, 2015, the Credit Agreement included an interest rate floor of (i) 1.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of September 30, 2015, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR rates as of September 30, 2015 were 0.33% and (0.04)%, respectively. Based on our outstanding debt commitments as of September 30, 2015, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $7 million increase in interest expense on the U.S. term loan and no material impact on interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Credit Agreement.

The interest rate on the Securitization Facility as of September 30, 2015 was 2.16%. Based on our outstanding debt commitments under our Securitization Facility as of September 30, 2015, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk
As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of September 30, 2015.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen ("JPY")	894,629,655		$116.66 - 120.21	Oct 2015 - Aug 2016
Currency futures	Sell	South Korean won	1,482,479,555		$1,202.77 - 1,207.88	Jan 2016 - Dec 2016
Currency forwards	Sell	CA$	129,894,096		$1.1406 - 1.3301	Oct 2015 - Sep 2016
Currency forwards	Buy	EUR	1,318,462		$0.8231 - 0.8252	Oct 2015 - Jan 2016

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2015, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net asset of $7 million. During the nine month period ended September 30, 2015, we recognized a $4 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

We are exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

We are also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

Commodity Risk
We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum, diesel and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of September 30, 2015.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	9,000	JPY61,100 - JPY62,120	Oct 2015 - Dec 2015
Resin swaps	pound	5,400,000	$0.70 - $0.94	Oct 2015 - Dec 2015
Aluminum swaps	metric tonne	43,862	$1,559 - $2,356	Oct 2015 - Sep 2017*
Aluminum Midwest Premium swaps	pound	82,740,860	$0.06 - $0.23	Oct 2015 - Jan 2017
Natural gas swaps	million BTU	2,722,876	$2.89 - $4.20	Oct 2015 - Dec 2016
Ethylene swaps	pound	1,283,250	$0.37	Oct 2015 - Dec 2015
Paraxylene swaps	pound	7,759,672	$0.47 - $0.52	Oct 2015 - Mar 2016
Polymer-grade propylene swaps	pound	77,154,878	$0.33 - $0.51	Oct 2015 - Dec 2016
Benzene swaps	U.S. liquid gallon	16,431,611	$2.18 - $3.69	Oct 2015 - Jul 2016
Diesel swaps	U.S. liquid gallon	10,741,637	$2.67 - $3.89	Oct 2015 - Dec 2016
Low-density polyethylene swaps	pound	25,500,000	$0.80 - $1.02	Oct 2015 - Jun 2016
High-density polyethylene film swaps	metric tonne	3,078	$1,360	Jan 2016 - Dec 2016

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2015, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $42 million. During the nine month period ended September 30, 2015, we recognized an $87 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to commodity derivatives.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of September 30, 2015.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 4, 2015

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 4, 2015

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
November 4, 2015

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2015 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
November 4, 2015

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2015 and September 30, 2014

Reynolds Group Holdings Limited

Contents

Index to the Financial Statements

Reynolds Group Holdings Limited interim unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2015 and 2014

Interim unaudited condensed consolidated statements of comprehensive income	F-2

Interim unaudited condensed consolidated statements of financial position	F-3

Interim unaudited condensed consolidated statements of changes in equity (deficit)	F-4

Interim unaudited condensed consolidated statements of cash flows	F-5

Notes to the interim unaudited condensed consolidated financial statements	F-7

Beverage Packaging Holdings Group interim unaudited condensed combined financial statements for the three and nine month periods ended September 30, 2015 and 2014

Interim unaudited condensed combined statements of comprehensive income	G-1

Interim unaudited condensed combined statements of financial position	G-2

Interim unaudited condensed combined statements of changes in equity (deficit)	G-3

Interim unaudited condensed combined statements of cash flows	G-4

Notes to the interim unaudited condensed combined financial statements	G-6

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2015	2014(1)	2015	2014(1)
Revenue		2,819	2,981	8,419	8,764
Cost of sales		(2,259)	(2,446)	(6,802)	(7,230)
Gross profit		560	535	1,617	1,534
Selling, marketing and distribution expenses		(72)	(62)	(185)	(194)
General and administration expenses		(187)	(178)	(555)	(562)
Net other income (expenses)	6	4	23	86	19
Profit from operating activities		305	318	963	797
Financial income	8	5	7	17	20
Financial expenses	8	(391)	(789)	(1,280)	(1,180)
Net financial expenses		(386)	(782)	(1,263)	(1,160)
Profit (loss) from continuing operations before income tax		(81)	(464)	(300)	(363)
Income tax (expense) benefit	9	102	89	60	33
Profit (loss) from continuing operations		21	(375)	(240)	(330)
Profit (loss) from discontinued operations, net of income tax	7	6	139	2,709	106
Profit (loss) for the period		27	(236)	2,469	(224)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(57)	(104)	(99)	(55)
Reclassification from foreign currency translation reserve		—	—	(452)	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(124)	(6)	72	(68)
Total other comprehensive income (loss), net of income tax		(181)	(110)	(479)	(123)
Total comprehensive income (loss)		(154)	(346)	1,990	(347)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		20	(376)	(241)	(332)
Equity holder of the Group - discontinued operations		6	139	2,709	106
Non-controlling interests		1	1	1	2
		27	(236)	2,469	(224)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(161)	(457)	(299)	(477)
Equity holder of the Group - discontinued operations		6	110	2,288	128
Non-controlling interests		1	1	1	2
		(154)	(346)	1,990	(347)

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.2 and 7 for additional information.

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2015	As of December 31, 2014
Assets
Cash and cash equivalents		1,588	1,588
Short-term investments*		200	—
Trade and other receivables, net		1,201	1,176
Inventories	11	1,380	1,453
Current tax assets		9	2
Assets held for sale	7	10	2,767
Derivatives		8	26
Other assets	7	216	68
Total current assets		4,612	7,080
Related party and other non-current receivables		313	354
Deferred tax assets		9	10
Property, plant and equipment		3,243	3,412
Intangible assets		10,268	10,499
Derivatives		149	296
Other assets	7	121	99
Total non-current assets		14,103	14,670
Total assets		18,715	21,750
Liabilities
Bank overdrafts		—	1
Trade and other payables		1,311	1,396
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	12	415	478
Current tax liabilities		77	56
Derivatives		42	131
Employee benefits		205	201
Provisions		45	54
Total current liabilities		2,095	3,056
Non-current payables		46	40
Borrowings	12	13,431	17,380
Deferred tax liabilities		900	954
Derivatives		1	—
Employee benefits		1,311	1,374
Provisions		68	71
Total non-current liabilities		15,757	19,819
Total liabilities		17,852	22,875
Net assets (liabilities)		863	(1,125)
Equity
Share capital		1,664	1,664
Reserves		(2,084)	(1,559)
Retained profits (accumulated losses)		1,265	(1,249)
Equity (deficit) attributable to equity holder of the Group		845	(1,144)
Non-controlling interests		18	19
Total equity (deficit)		863	(1,125)

*	Represents a U.S. Treasury Bill that matures in February 2016.

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2014)	1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	(226)	(226)	2	(224)
Remeasurement of defined benefit plans, net of income tax	—	—	(68)	—	(68)	—	(68)
Foreign currency translation reserve	—	(55)	—	—	(55)	—	(55)
Total comprehensive income (loss) for the period	—	(55)	(68)	(226)	(349)	2	(347)
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2014	1,695	184	(1,306)	(1,173)	(600)	19	(581)
Balance at the beginning of the period (January 1, 2015)	1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,468	2,468	1	2,469
Remeasurement of defined benefit plans, net of income tax	—	—	72	—	72	—	72
Foreign currency translation reserve	—	(99)	—	—	(99)	—	(99)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(551)	72	2,468	1,989	1	1,990
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2015	1,664	(432)	(1,652)	1,265	845	18	863

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2015	2014
Cash flows from (used in) operating activities
Profit (loss)	2,469	(224)
Adjustments for:
Depreciation and amortization	530	699
Impairment charges	5	11
Foreign currency adjustments	3	(4)
Change in fair value of derivatives	(65)	9
(Gain) loss on sale or disposal of businesses and non-current assets	(2,934)	(45)
SIG disposal costs	(38)	—
Share of profit of associates and joint ventures, net of income tax	(8)	(16)
Net financial expenses	1,473	1,266
Premium on extinguishment of borrowings	(226)	—
Interest paid	(840)	(913)
Income tax expense	(2)	14
Income taxes paid, net of refunds received	(57)	(116)
Change in trade and other receivables	(54)	(25)
Change in inventories	25	(211)
Change in trade and other payables	(38)	113
Change in provisions and employee benefits	64	(6)
Change in other assets and liabilities	5	(7)
Net cash from (used in) operating activities	312	545
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(304)	(504)
Purchases of short-term investments	(200)	—
Proceeds from sale of property, plant and equipment and other assets	12	14
Proceeds from insurance claims	26	35
Acquisition of businesses and investments in joint ventures, net of cash acquired(a)	—	(42)
Disposal of businesses, net of cash disposed(b)	4,148	8
Other	3	25
Net cash from (used in) investing activities	3,685	(464)
Cash flows from (used in) financing activities
Drawdown of borrowings	116	141
Repayment of borrowings	(4,169)	(179)
Payment of debt transaction costs	(15)	(2)
Other	(5)	(3)
Net cash from (used in) financing activities	(4,073)	(43)
Net increase (decrease) in cash and cash equivalents	(76)	38
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,587	1,486
Cash and cash equivalents classified as assets held for sale at the beginning of the period	97	—
Effect of exchange rate fluctuations on cash and cash equivalents	(20)	(23)
Cash and cash equivalents at the end of the period	1,588	1,501
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,588	1,502
Bank overdrafts	—	(1)
Cash and cash equivalents at the end of the period	1,588	1,501

(a)	In June 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporation for an aggregate purchase price of $30 million.

(b)	Refer to note 7 for further details related to the sale of SIG.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

Significant non-cash financing and investing activities

In February 2015, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

During the nine month period ended September 30, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2015 and for the three and nine month periods ended September 30, 2015 and September 30, 2014 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group."

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2014. The December 31, 2014 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group's audited financial statements for the year ended December 31, 2014, but does not include the disclosures required by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the "Directors") on November 4, 2015 in Chicago, Illinois (November 5, 2015 in Auckland, New Zealand).

2.2    Comparative information

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex depending on the financial performance of SIG during fiscal years 2015 and 2016.

The results of SIG have been classified as discontinued operations in the consolidated statements of comprehensive income for all periods presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position. Refer to note 7.

During the nine month period ended September 30, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the period was a decrease of $11 million in the loss. The adjustment had no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements, and it is not expected to have a material impact on the expected results for the year ending December 31, 2015.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, in the Group’s Annual Report on Form 20-F were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million. As a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2014. Accordingly, the Group will revise its footnote disclosure prospectively in future filings.
2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2014.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the nine month period ended September 30, 2015 that significantly impact the Group.

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers." IFRS 15 contains a revised revenue recognition framework. In July 2015, the IASB confirmed a one-year deferral of the effective date of the new revenue standard to January 1, 2018. The Group is currently evaluating the impact of this new standard.

Other than as noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2014.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2014. In addition, refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2015 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2015*	18,065	1,370	3,970	6,596	6,129

As of December 31, 2014*	24,311	1,727	3,980	12,184	6,420

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2015 and December 31, 2014.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,075 million and $1,101 million as of September 30, 2015 and December 31, 2014, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of September 30, 2015 and December 31, 2014 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2015. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging,

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015 microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews and will be retaining ownership of both businesses.

As discussed in note 2.2, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

The following table reflects the impact of SIG being classified as a discontinued operation on previously reported periods:

	Previously reported	Revised
(In $ million)	Total Group	Continuing operations	Discontinued operations
Adjusted EBITDA
For the three month period ended March 31, 2014	531	420	111
For the three month period ended June 30, 2014	678	539	139
For the three month period ended September 30, 2014	663	517	146

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Business segment reporting

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	392	247	711	856	613	—	2,819
Total inter-segment revenue	28	4	49	139	—	(220)	—
Total segment revenue	420	251	760	995	613	(220)	2,819
Gross profit	79	42	190	166	83	—	560
Expenses and other income	(19)	(27)	(72)	(67)	(45)	(25)	(255)
Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Financial income							5
Financial expenses							(391)
Profit (loss) from continuing operations before income tax							(81)
Income tax (expense) benefit							102
Profit (loss) from continuing operations							21

Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Depreciation and amortization from continuing operations	14	17	25	56	73	—	185
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	2	—	—	3
Non-cash change in multi-employer pension plan withdrawal liability	2	—	—	—	—	—	2
Non-cash pension expense	—	—	—	—	—	15	15
Operational process engineering-related consultancy costs	—	—	—	5	—	—	5
Restructuring costs, net of reversals	—	4	—	1	—	—	5
Unrealized (gain) loss on derivatives	(1)	—	—	1	—	—	—
Other	—	—	—	—	—	1	1
Adjusted EBITDA from continuing operations	75	37	143	164	111	(9)	521

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,161	757	2,035	2,563	1,903	—	8,419
Total inter-segment revenue	84	11	134	416	—	(645)	—
Total segment revenue	1,245	768	2,169	2,979	1,903	(645)	8,419
Gross profit	228	137	512	453	287	—	1,617
Expenses and other income	(58)	(72)	(172)	(119)	(153)	(80)	(654)
Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Financial income							17
Financial expenses							(1,280)
Profit (loss) from continuing operations before income tax							(300)
Income tax (expense) benefit							60
Profit (loss) from continuing operations							(240)

Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Depreciation and amortization from continuing operations	42	50	73	153	212	—	530
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	3	1	—	5
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
(Gain) loss on sale of businesses	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	47	47
Operational process engineering-related consultancy costs	—	—	—	13	—	—	13
Restructuring costs, net of reversals	—	6	—	1	—	—	7
Strategic review costs	—	—	—	—	—	2	2
Unrealized (gain) loss on derivatives	(4)	(2)	(12)	(67)	—	—	(85)
Adjusted EBITDA from continuing operations	207	120	401	438	347	(31)	1,482
Segment assets as of September 30, 2015 (excluding intercompany balances)	1,130	1,290	4,172	5,099	4,803	2,221	18,715
Segment liabilities as of September 30, 2015 (excluding intercompany balances)	456	325	849	1,340	1,018	13,864	17,852

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the three month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	412	291	678	923	677	—	2,981
Total inter-segment revenue	32	4	49	141	—	(226)	—
Total segment revenue	444	295	727	1,064	677	(226)	2,981
Gross profit	84	54	164	162	70	1	535
Expenses and other income	(24)	(21)	(62)	(56)	(24)	(30)	(217)
Earnings before interest and tax (“EBIT”) from continuing operations	60	33	102	106	46	(29)	318
Financial income							7
Financial expenses							(789)
Profit (loss) from continuing operations before income tax							(464)
Income tax (expense) benefit							89
Profit (loss) from continuing operations							(375)

Earnings before interest and tax (“EBIT”) from continuing operations	60	33	102	106	46	(29)	318
Depreciation and amortization from continuing operations	14	17	26	60	81	(1)	197
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	50	128	166	127	(30)	515

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the three month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	50	128	166	127	(30)	515
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	1	5	—	5
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	2	—	—	—	—	—	2
Non-cash change in provisions	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	8	8
Operational process engineering-related consultancy costs	—	—	—	—	1	—	1
Plant damages and associated insurance recoveries, net	—	—	—	(22)	—	—	(22)
Restructuring costs, net of reversals	3	2	—	1	1	—	7
Strategic review costs	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	1	(2)	4	12	—	—	15
Other	—	—	—	—	—	2	2
Adjusted EBITDA from continuing operations	80	49	132	158	107	(9)	517

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue(1)	1,192	869	1,947	2,619	2,137	—	8,764
Total inter-segment revenue(1)	83	10	110	410	—	(613)	—
Total segment revenue	1,275	879	2,057	3,029	2,137	(613)	8,764
Gross profit	222	158	464	439	248	3	1,534
Expenses and other income	(68)	(63)	(177)	(185)	(140)	(104)	(737)
Earnings before interest and tax (“EBIT”) from continuing operations	154	95	287	254	108	(101)	797
Financial income							20
Financial expenses							(1,180)
Profit (loss) from continuing operations before income tax							(363)
Income tax (expense) benefit							33
Profit (loss) from continuing operations							(330)

Earnings before interest and tax (“EBIT”) from continuing operations	154	95	287	254	108	(101)	797
Depreciation and amortization from continuing operations	43	54	73	183	252	1	606
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	197	149	360	437	360	(100)	1,403

(1) Closures' information has been revised to reclassify sales to SIG from inter-segment revenue to external revenue as a result of the SIG sale.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	197	149	360	437	360	(100)	1,403
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Business integration costs	—	—	2	—	—	—	2
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
(Gain) loss on sale of businesses	—	(13)	—	(1)	—	—	(14)
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	2	—	—	—	—	—	2
Non-cash change in provisions	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	23	23
Operational process engineering-related consultancy costs	—	—	—	—	6	—	6
Plant damages and associated insurance recoveries, net	—	—	—	(29)	—	—	(29)
Related party management fee	—	—	—	—	—	31	31
Restructuring costs, net of reversals	4	3	1	13	16	—	37
Strategic review costs	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	1	2	(1)	12	—	—	14
Other	—	—	1	—	—	6	7
Adjusted EBITDA from continuing operations	203	140	363	435	364	(29)	1,476
Segment assets as of December 31, 2014 (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,762	21,750
Segment liabilities as of December 31, 2014 (excluding intercompany balances)(1)	404	309	760	1,265	989	19,148	22,875
(1) Corporate/Unallocated includes segment assets and liabilities as of December 31, 2014 (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

5.    Seasonality

The Group's business is impacted by seasonal fluctuations.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Asset impairment charges, net of reversals	(3)	—	(5)	(6)
Gain (loss) on sale of businesses and non-current assets	2	—	1	14
Insurance recoveries, net of costs incurred	—	22	—	37
Litigation settlement	—	18	—	18
Net foreign currency exchange gains (losses)	2	(1)	4	(1)
Non-cash change in provisions	—	9	—	9
Related party management fee	—	—	—	(31)
Strategic review costs	—	(11)	(2)	(11)
Unrealized gain (loss) on derivatives	—	(15)	91	(14)
Other	3	1	(3)	4
Net other income (expenses)	4	23	86	19

Insurance recoveries, net of costs incurred are related to plant damages at Pactiv Foodservice.

In July 2014, the Graham Packaging segment recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million of cash and $9 million from the reversal of a provision.

Rank Group Limited, an entity that is also controlled by the Group's ultimate shareholder, charged the Group a Management Fee (as defined in note 14) of $39 million in June 2014 of which $31 million was included in continuing operations with the remainder included in discontinued operations. No Management Fee was charged during the nine month period ended September 30, 2015.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. At September 30, 2015 a total of €144 million has been included in other current assets and €22 million has been included in other non-current assets in the statements of financial position. Adverse changes in SIG's actual financial performance during fiscal years 2015 and 2016 compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in a reduction in the recognized asset.

Based on the sales proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,934 million as detailed below:

(In $ million)	For the nine month period ended September 30, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	188

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign exchange translation reserve	2,482
Reclassification of foreign exchange translation reserve	452
Gain on remeasurement or disposal	2,934

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

The results of SIG have been presented as discontinued operations for all periods presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Results of discontinued operations
Revenue	—	548	334	1,603
Expenses	—	(525)	(501)	(1,450)
Profit (loss) before income tax	—	23	(167)	153
Income tax (expense) benefit	—	116	(6)	(47)
Profit (loss) from discontinued operations prior to gain on disposal	—	139	(173)	106
Gain on remeasurement or disposal	6	—	2,934	—
Tax expense on disposal	—	—	(52)	—
Gain on remeasurement or disposal, net of tax	6	—	2,882	—
Profit (loss) from discontinued operations	6	139	2,709	106

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities			(11)	276
Net cash used in investing activities			(27)	(115)
Net cash used in financing activities			—	(2)
Net cash from (used in) discontinued operations			(38)	159

Assets and liabilities held for sale related to SIG as of December 31, 2014 remain unchanged from the amounts disclosed in the annual consolidated financial statements for the year ended December 31, 2014. Assets held for sale as of September 30, 2015 and December 31, 2014 included $10 million and $9 million, respectively, related to land and buildings in other segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Interest income	1	1	2	3
Interest income on related party loans	4	6	15	17
Financial income	5	7	17	20
Interest expense:
Securitization Facility	(2)	(3)	(6)	(7)
Credit Agreement	(28)	(27)	(82)	(80)
September 2012 Senior Secured Notes	(47)	(47)	(140)	(140)
February 2012 Senior Notes	(1)	(1)	(1)	(1)
August 2011 Notes	(43)	(85)	(166)	(255)
February 2011 Notes	(38)	(37)	(113)	(113)
October 2010 Notes	(24)	(60)	(105)	(181)
May 2010 Senior Notes	(14)	(21)	(49)	(64)
2013 Senior Notes	(9)	(9)	(27)	(27)
2013 Senior Subordinated Notes	(9)	(9)	(27)	(27)
Pactiv 2017 Notes	(6)	(6)	(18)	(18)
Pactiv 2018 Notes	—	—	(1)	(1)
Pactiv 2025 Notes	(5)	(5)	(16)	(16)
Pactiv 2027 Notes	(4)	(4)	(12)	(12)
Amortization of:
Transaction costs	(8)	(10)	(26)	(31)
Fair value adjustment of acquired notes	1	1	2	2
Embedded derivatives	2	3	7	8
Net loss in fair value of derivatives	(126)	(435)	(147)	(180)
Net foreign currency exchange loss	(26)	(29)	(38)	(24)
Loss on extinguishment of debt(a)	—	—	(305)	—
Other	(4)	(5)	(10)	(13)
Financial expenses	(391)	(789)	(1,280)	(1,180)
Net financial expenses	(386)	(782)	(1,263)	(1,160)

(a)
Loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Profit (loss) from continuing operations before income tax	(81)	(464)	(300)	(363)
Income tax using the New Zealand tax rate of 28%	23	129	84	101
Effect of tax rates in foreign jurisdictions	7	30	17	23
Permanent differences and annualized rate adjustments	76	(16)	75	(29)
Withholding tax	(1)	(2)	(13)	(4)
Tax rate modifications	4	—	3	7
Write-off of previously recognized tax losses	—	—	(33)	—
Unrecognized tax losses and temporary differences	(6)	(61)	(71)	(74)
Tax uncertainties	—	(1)	—	—
Over (under) provided in prior periods	2	1	1	1
Other	(3)	9	(3)	8
Total income tax (expense) benefit	102	89	60	33

The effective tax rates for the three and nine month periods ended September 30, 2015 and 2014 represents our estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur. For tax jurisdictions where a reliable estimate of the expected annual rate could not be achieved, tax expense or benefit was computed on a discrete method based on year-to-date results. The alternative methods of allocating the estimated full-year income tax expense, or benefit, between interim periods have no effect on cash taxes paid.

The effective tax rates for the three month periods ended September 30, 2015 and 2014 reflect cumulative year-to-date adjustments arising from the calculation of the year-to-date effective tax rate. The effective tax rate for the nine month period ended September 30, 2015 also includes the write-off of a deferred tax asset of $33 million that is no longer considered realizable. The period over period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the Group operates, (ii) the inability to realize a tax benefit for losses in certain jurisdictions and (iii) changes in components of the Group that apply the discrete method.

In addition to the above amounts, for the three and nine month periods ended September 30, 2015, the Group has recognized a tax benefit of $74 million and tax expense of $42 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2014: tax benefit of $7 million and $51 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Cost of sales	116	125	337	385
General and administration expenses	2	3	8	12
Discontinued operations	—	30	—	85
Total depreciation expense	118	158	345	482

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Cost of sales	10	11	31	32
General and administration expenses	57	58	154	177
Discontinued operations	—	2	—	8
Total amortization expense	67	71	185	217

During the nine month period ended September 30, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

11.    Inventories

(In $ million)	As of September 30, 2015	As of December 31, 2014
Raw materials and consumables	337	364
Work in progress	159	177
Finished goods	749	780
Engineering and maintenance materials	156	154
Provision against inventories	(21)	(22)
Total inventories	1,380	1,453

During the three and nine month periods ended September 30, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.3 billion and $4.0 billion, respectively (three and nine month periods ended September 30, 2014: $1.4 billion and $4.2 billion, respectively).

During the three and nine month periods ended September 30, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled zero and approximately $0.2 billion, respectively (three and nine month periods ended September 30, 2014: $0.3 billion and $0.8 billion, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

12.    Borrowings

As of September 30, 2015, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

(In $ million)	As of September 30, 2015	As of December 31, 2014
Securitization Facility(a)	397	405
Credit Agreement(b)	2,458	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	592	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Senior Notes(d)	642	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Related party borrowings	1	1
Other borrowings(f)	45	39
Total principal amount of borrowings	13,934	18,025
Transaction costs	(130)	(234)
Embedded derivatives	45	68
Fair value adjustment at acquisition	(3)	(1)
Carrying value	13,846	17,858

Current borrowings	415	478
Non-current borrowings	13,431	17,380
Total borrowings	13,846	17,858

(a)        Securitization Facility

The terms of a receivables loan and security agreement (the "Securitization Facility") are unchanged from December 31, 2014. During the nine month period ended September 30, 2015, interest was charged at a rate between 2.10% to 2.16%.

(b)         Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"), which amended the previous terms. The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2015 (in million)	Applicable interest rate as of September 30, 2015
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	62	—
European Revolving Loans	€	December 27, 2018	54	—	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

During the nine month period ended September 30, 2015, the borrowers made an excess cash flow payment of $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

Except as set forth below, there have been no other material changes to the terms of the Credit Agreement since December 31, 2014.

On February 25, 2015, the Group amended the Credit Agreement to, amongst other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales, (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points and (iii) require payment of a 1% premium in the event that any term loans were repaid in a repricing transaction prior to September 13, 2015.

(c)        Reynolds Notes

The Group's borrowings as of September 30, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	October 15, 2010	592	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

As used herein, “Reynolds Senior Secured Notes” refers to the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes.

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2014.

(d)         2013 Notes

As of September 30, 2015, the Group had outstanding the following notes (defined below, and together, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned indirect subsidiary of the Company:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

The guarantee arrangements, indenture restrictions, early redemption options and change in control provisions for the 2013 Notes are unchanged from December 31, 2014.

(e)    Pactiv Notes

As of September 30, 2015, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2014.

(f)    Other borrowings

As of September 30, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2015 also included finance lease obligations of $26 million (December 31, 2014: $28 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2015 is consistent with the information presented in note 22 of the Group's annual consolidated financial statements for the year ended December 31, 2014.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

14.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. No Management Fee has been paid in relation to the year ended December 31, 2014. Additionally, no Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.

Other matters

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation, legal proceedings and tax examinations. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2015, the Group is not aware of any material claims under these agreements that would give rise to a liability not currently provided for. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
15.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2015 and December 31, 2014 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2015 and 2014 and cash flows for the nine month periods ended September 30, 2015 and 2014 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2015 and 2014, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2015 and 2014, and the condensed consolidating statements of financial position as of September 30, 2015 and December 31, 2014 reflect the current guarantor structure of the Group.

The presentation of certain items in prior years has changed to conform to the current year presentation related to discontinued operations.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2014 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,543	310	(34)	2,819
Cost of sales	—	—	(2,032)	(261)	34	(2,259)
Gross profit	—	—	511	49	—	560
Net other income (expenses) and share of equity method earnings, net of income tax	23	—	(35)	(1)	17	4
Selling, marketing and distribution expenses	—	—	(67)	(5)	—	(72)
General and administration expenses	—	—	(172)	(15)	—	(187)
Profit (loss) from operating activities	23	—	237	28	17	305
Financial income	4	178	2	19	(198)	5
Financial expenses	(7)	(295)	(283)	(4)	198	(391)
Net financial income (expenses)	(3)	(117)	(281)	15	—	(386)
Profit (loss) from continuing operations before income tax	20	(117)	(44)	43	17	(81)
Income tax (expense) benefit	—	43	67	(8)	—	102
Profit (loss) from continuing operations	20	(74)	23	35	17	21
Profit (loss) from discontinued operations, net of income tax	6	—	6	—	(6)	6
Profit (loss) for the period	26	(74)	29	35	11	27
Total other comprehensive income (loss) for the period, net of income tax	(181)	—	(172)	(31)	203	(181)
Total comprehensive income (loss) for the period	(155)	(74)	(143)	4	214	(154)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	20	(74)	23	34	17	20
Equity holder of the Group - discontinued operations	6	—	6	—	(6)	6
Non-controlling interests	—	—	—	1	—	1
	26	(74)	29	35	11	27

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(161)	(74)	(149)	3	220	(161)
Equity holder of the Group - discontinued operations	6	—	6	—	(6)	6
Non-controlling interests	—	—	—	1	—	1
	(155)	(74)	(143)	4	214	(154)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,563	966	(110)	8,419
Cost of sales	—	—	(6,105)	(807)	110	(6,802)
Gross profit	—	—	1,458	159	—	1,617
Net other income (expenses) and share of equity method earnings, net of income tax	(238)	—	115	(8)	217	86
Selling, marketing and distribution expenses	—	—	(167)	(18)	—	(185)
General and administration expenses	—	—	(507)	(48)	—	(555)
Profit (loss) from operating activities	(238)	—	899	85	217	963
Financial income	15	862	8	58	(926)	17
Financial expenses	(18)	(972)	(1,201)	(15)	926	(1,280)
Net financial income (expenses)	(3)	(110)	(1,193)	43	—	(1,263)
Profit (loss) from continuing operations before income tax	(241)	(110)	(294)	128	217	(300)
Income tax (expense) benefit	—	27	56	(23)	—	60
Profit (loss) from continuing operations	(241)	(83)	(238)	105	217	(240)
Profit (loss) from discontinued operations, net of income tax	2,709	—	2,709	4	(2,713)	2,709
Profit (loss) for the period	2,468	(83)	2,471	109	(2,496)	2,469
Total other comprehensive income (loss) for the period, net of income tax	(479)	—	(447)	(72)	519	(479)
Total comprehensive income (loss) for the period	1,989	(83)	2,024	37	(1,977)	1,990

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(241)	(83)	(238)	104	217	(241)
Equity holder of the Group - discontinued operations	2,709	—	2,709	4	(2,713)	2,709
Non-controlling interests	—	—	—	1	—	1
	2,468	(83)	2,471	109	(2,496)	2,469

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(299)	(83)	(264)	40	307	(299)
Equity holder of the Group - discontinued operations	2,288	—	2,288	(4)	(2,284)	2,288
Non-controlling interests	—	—	—	1	—	1
	1,989	(83)	2,024	37	(1,977)	1,990

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of financial position

	Balance as of September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	1	1,430	157	—	1,588
Short-term investments	—	—	200	—	—	200
Trade and other receivables	—	—	216	985	—	1,201
Inventories	—	—	1,237	143	—	1,380
Inter-group receivables	—	194	4	24	(222)	—
Assets held for sale	—	—	10	—	—	10
Other assets	—	1	218	14	—	233
Total current assets	—	196	3,315	1,323	(222)	4,612
Investments in subsidiaries	675	—	1,143	—	(1,818)	—
Property, plant and equipment	—	—	2,854	389	—	3,243
Intangible assets	—	—	9,924	344	—	10,268
Inter-group receivables	—	8,912	545	63	(9,520)	—
Other assets	281	149	124	38	—	592
Total non-current assets	956	9,061	14,590	834	(11,338)	14,103
Total assets	956	9,257	17,905	2,157	(11,560)	18,715
Liabilities
Trade and other payables	16	192	918	185	—	1,311
Borrowings	1	—	4	410	—	415
Inter-group payables	—	—	218	4	(222)	—
Other liabilities	4	—	321	44	—	369
Total current liabilities	21	192	1,461	643	(222)	2,095
Borrowings	—	8,933	4,498	—	—	13,431
Inter-group liabilities	90	70	9,091	269	(9,520)	—
Other liabilities	—	63	2,180	83	—	2,326
Total non-current liabilities	90	9,066	15,769	352	(9,520)	15,757
Total liabilities	111	9,258	17,230	995	(9,742)	17,852
Net assets	845	(1)	675	1,162	(1,818)	863
Equity
Equity attributable to equity holder of the Group	845	(1)	675	1,144	(1,818)	845
Non-controlling interests	—	—	—	18	—	18
Total equity	845	(1)	675	1,162	(1,818)	863

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(629)	303	(59)	697	312

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(266)	(38)	—	(304)
Purchases of short-term investments	—	—	(200)	—	—	(200)
Proceeds from sale of property, plant and equipment and other assets	—	—	12	—	—	12
Proceeds from insurance claims	—	—	26	—	—	26
Disposal of businesses, net of cash disposed	—	—	4,168	(20)	—	4,148
Net related party advances (repayments)	—	4,011	119	16	(4,146)	—
Related party interest received	—	693	4	—	(697)	—
Other	—	—	2	1	—	3
Net cash from (used in) investing activities	—	4,704	3,865	(41)	(4,843)	3,685

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	116	—	116
Repayment of borrowings	—	(3,982)	(72)	(115)	—	(4,169)
Net related party borrowings (repayments)	—	(92)	(4,031)	(23)	4,146	—
Payment of debt transaction costs	—	—	(15)	—	—	(15)
Other	—	—	(3)	(2)	—	(5)
Net cash from (used in) financing activities	—	(4,074)	(4,121)	(24)	4,146	(4,073)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,655	365	(39)	2,981
Cost of sales	—	—	(2,167)	(318)	39	(2,446)
Gross profit	—	—	488	47	—	535
Net other income (expenses) and share of equity method earnings, net of income tax	(375)	—	(266)	(6)	670	23
Selling, marketing and distribution expenses	—	—	(57)	(5)	—	(62)
General and administration expenses	—	—	(158)	(20)	—	(178)
Profit (loss) from operating activities	(375)	—	7	16	670	318
Financial income	6	255	3	25	(282)	7
Financial expenses	(6)	(692)	(365)	(8)	282	(789)
Net financial income (expenses)	—	(437)	(362)	17	—	(782)
Profit (loss) from continuing operations before income tax	(375)	(437)	(355)	33	670	(464)
Income tax (expense) benefit	(1)	119	(21)	(8)	—	89
Profit (loss) from continuing operations	(376)	(318)	(376)	25	670	(375)
Profit (loss) from discontinued operations, net of income tax	139	—	138	22	(160)	139
Profit (loss) for the period	(237)	(318)	(238)	47	510	(236)
Total other comprehensive income (loss) for the period, net of income tax	(110)	—	(79)	(78)	157	(110)
Total comprehensive income (loss) for the period	(347)	(318)	(317)	(31)	667	(346)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(376)	(318)	(376)	24	670	(376)
Equity holder of the Group - discontinued operations	139	—	138	22	(160)	139
Non-controlling interests	—	—	—	1	—	1
	(237)	(318)	(238)	47	510	(236)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(457)	(318)	(426)	(48)	792	(457)
Equity holder of the Group - discontinued operations	110	—	109	16	(125)	110
Non-controlling interests	—	—	—	1	—	1
	(347)	(318)	(317)	(31)	667	(346)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,759	1,113	(108)	8,764
Cost of sales	—	—	(6,388)	(950)	108	(7,230)
Gross profit	—	—	1,371	163	—	1,534
Net other income (expenses) and share of equity method earnings, net of income tax	(340)	—	35	(17)	341	19
Selling, marketing and distribution expenses	—	—	(176)	(18)	—	(194)
General and administration expenses	—	—	(505)	(57)	—	(562)
Profit (loss) from operating activities	(340)	—	725	71	341	797
Financial income	17	765	7	71	(840)	20
Financial expenses	(4)	(949)	(1,047)	(20)	840	(1,180)
Net financial income (expenses)	13	(184)	(1,040)	51	—	(1,160)
Profit (loss) from continuing operations before income tax	(327)	(184)	(315)	122	341	(363)
Income tax (expense) benefit	(5)	55	7	(24)	—	33
Profit (loss) from continuing operations	(332)	(129)	(308)	98	341	(330)
Profit (loss) from discontinued operations, net of income tax	106	—	113	56	(169)	106
Profit (loss) for the period	(226)	(129)	(195)	154	172	(224)
Total other comprehensive income (loss) for the period, net of income tax	(123)	—	(109)	(105)	214	(123)
Total comprehensive income (loss) for the period	(349)	(129)	(304)	49	386	(347)

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	(332)	(129)	(308)	96	341	(332)
Equity holder of the Group - discontinued operations	106	—	113	56	(169)	106
Non-controlling interests	—	—	—	2	—	2
	(226)	(129)	(195)	154	172	(224)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(477)	(129)	(439)	4	564	(477)
Equity holder of the Group - discontinued operations	128	—	135	43	(178)	128
Non-controlling interests	—	—	—	2	—	2
	(349)	(129)	(304)	49	386	(347)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of financial position

	Balance as of December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,319	269	—	1,588
Trade and other receivables	—	—	246	930	—	1,176
Inventories	—	—	1,285	168	—	1,453
Inter-group receivables	—	298	6	—	(304)	—
Assets held for sale	—	—	2,290	477	—	2,767
Other assets	—	1	71	24	—	96
Total current assets	—	299	5,217	1,868	(304)	7,080
Investments in subsidiaries	—	—	1,674	—	(1,674)	—
Property, plant and equipment	—	—	2,966	446	—	3,412
Intangible assets	—	—	10,115	384	—	10,499
Inter-group receivables	—	12,889	626	152	(13,667)	—
Other assets	330	296	92	41	—	759
Total non-current assets	330	13,185	15,473	1,023	(15,341)	14,670
Total assets	330	13,484	20,690	2,891	(15,645)	21,750
Liabilities
Trade and other payables	15	284	865	232	—	1,396
Borrowings	1	—	68	409	—	478
Inter-group payables	2	1	297	4	(304)	—
Liabilities directly associated with assets held for sale	—	—	593	146	—	739
Other liabilities	10	—	384	49	—	443
Total current liabilities	28	285	2,207	840	(304)	3,056
Borrowings	—	12,856	4,524	—	—	17,380
Deficit in subsidiaries	1,358	—	—	—	(1,358)	—
Inter-group liabilities	88	162	13,066	351	(13,667)	—
Other liabilities	—	90	2,251	98	—	2,439
Total non-current liabilities	1,446	13,108	19,841	449	(15,025)	19,819
Total liabilities	1,474	13,393	22,048	1,289	(15,329)	22,875
Net assets (liabilities)	(1,144)	91	(1,358)	1,602	(316)	(1,125)
Equity
Equity (deficit) attributable to equity holder of the Group	(1,144)	91	(1,358)	1,583	(316)	(1,144)
Non-controlling interests	—	—	—	19	—	19
Total equity (deficit)	(1,144)	91	(1,358)	1,602	(316)	(1,125)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(38)	(750)	448	184	701	545

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(443)	(61)	—	(504)
Proceeds from sale of property, plant and equipment and other assets	—	—	14	—	—	14
Proceeds from insurance claims	—	—	35	—	—	35
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(42)	—	—	(42)
Disposal of businesses, net of cash disposed	—	—	8	—	—	8
Net related party advances (repayments)	—	—	17	(44)	27	—
Related party interest received	—	746	4	3	(753)	—
Other	—	—	2	23	—	25
Net cash from (used in) investing activities	—	746	(405)	(79)	(726)	(464)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	2	139	—	141
Repayment of borrowings	—	—	(22)	(157)	—	(179)
Net related party borrowings (repayments)	38	4	(41)	(26)	25	—
Payment of debt transaction costs	—	—	(2)	—	—	(2)
Other	—	—	—	(3)	—	(3)
Net cash from (used in) financing activities	38	4	(63)	(47)	25	(43)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2015

16.    Subsequent events

There have been no events subsequent to September 30, 2015 which would require accrual or disclosure in these interim unaudited consolidated financial statements.

Beverage Packaging Holdings Group

Interim unaudited condensed combined financial statements
for the three and nine month periods ended
September 30, 2015 and September 30, 2014

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2015	2014(1)	2015	2014(1)
Revenue		2,819	2,981	8,419	8,764
Cost of sales		(2,259)	(2,446)	(6,802)	(7,230)
Gross profit		560	535	1,617	1,534
Selling, marketing and distribution expenses		(72)	(62)	(185)	(194)
General and administration expenses		(187)	(178)	(555)	(562)
Net other income (expenses)	6	4	23	86	50
Profit from operating activities		305	318	963	828
Financial income	8	2	1	5	4
Financial expenses	8	(385)	(783)	(1,265)	(1,176)
Net financial expenses		(383)	(782)	(1,260)	(1,172)
Profit (loss) from continuing operations before income tax		(78)	(464)	(297)	(344)
Income tax (expense) benefit	9	102	89	60	37
Profit (loss) from continuing operations		24	(375)	(237)	(307)
Profit (loss) from discontinued operations, net of income tax	7	6	139	2,709	114
Profit (loss) for the period		30	(236)	2,472	(193)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(46)	(73)	(59)	(43)
Reclassification from foreign currency translation reserve		—	—	(452)	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		(124)	(6)	72	(68)
Total other comprehensive income (loss), net of income tax		(170)	(79)	(439)	(111)
Total comprehensive income (loss)		(140)	(315)	2,033	(304)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		23	(376)	(238)	(309)
Equity holder of the Group - discontinued operations		6	139	2,709	114
Non-controlling interests		1	1	1	2
		30	(236)	2,472	(193)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(147)	(426)	(256)	(442)
Equity holder of the Group - discontinued operations		6	110	2,288	136
Non-controlling interests		1	1	1	2
		(140)	(315)	2,033	(304)

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.2 and 7 for additional information.

The interim unaudited condensed combined statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of financial position

(In $ million)	Note	As of September 30, 2015	As of December 31, 2014
Assets
Cash and cash equivalents		1,588	1,588
Short-term investments*		200	—
Trade and other receivables, net		1,201	1,176
Inventories	11	1,380	1,453
Current tax assets		9	2
Assets held for sale	7	10	2,767
Derivatives		8	26
Other assets	7	216	68
Total current assets		4,612	7,080
Related party and other non-current receivables		121	114
Deferred tax assets		9	10
Property, plant and equipment		3,243	3,412
Intangible assets		10,268	10,499
Derivatives		149	296
Other assets	7	121	99
Total non-current assets		13,911	14,430
Total assets		18,523	21,510
Liabilities
Bank overdrafts		—	1
Trade and other payables		1,295	1,381
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	12	414	477
Current tax liabilities		73	46
Derivatives		42	131
Employee benefits		205	201
Provisions		45	54
Total current liabilities		2,074	3,030
Non-current payables		46	40
Borrowings	12	13,431	17,380
Deferred tax liabilities		900	954
Derivatives		1	—
Employee benefits		1,311	1,374
Provisions		68	71
Total non-current liabilities		15,757	19,819
Total liabilities		17,831	22,849
Net assets (liabilities)		692	(1,339)
Equity
Share capital		2,311	2,311
Reserves		(2,089)	(1,604)
Retained profits (accumulated losses)		452	(2,065)
Equity (deficit) attributable to equity holder of the Group		674	(1,358)
Non-controlling interests		18	19
Total equity (deficit)		692	(1,339)

*	Represents a U.S. Treasury Bill that matures in February 2016.

The interim unaudited condensed combined statements of financial position should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of changes in equity (deficit)

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2014)	2,311	184	(1,243)	(1,784)	(532)	20	(512)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	(195)	(195)	2	(193)
Remeasurement of defined benefit plans, net of income tax	—	—	(68)	—	(68)	—	(68)
Foreign currency translation reserve	—	(43)	—	—	(43)	—	(43)
Total comprehensive income (loss) for the period	—	(43)	(68)	(195)	(306)	2	(304)
Reclassification upon sale of business	—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance as of September 30, 2014	2,311	141	(1,306)	(1,984)	(838)	19	(819)
Balance at the beginning of the period (January 1, 2015)	2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	2,471	2,471	1	2,472
Remeasurement of defined benefit plans, net of income tax	—	—	72	—	72	—	72
Foreign currency translation reserve	—	(59)	—	—	(59)	—	(59)
Reclassification of foreign currency translation reserve upon sale of SIG	—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the period	—	(511)	72	2,471	2,032	1	2,033
Reclassification upon sale of SIG	—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2015	2,311	(437)	(1,652)	452	674	18	692

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed combined statements of changes in equity (deficit) should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2015	2014
Cash flows from (used in) operating activities
Profit (loss)	2,472	(193)
Adjustments for:
Depreciation and amortization	530	699
Impairment charges	5	11
Foreign currency adjustments	3	(4)
Change in fair value of derivatives	(65)	9
(Gain) loss on sale or disposal of businesses and non-current assets	(2,934)	(45)
SIG disposal costs	(38)	—
Share of profit of associates and joint ventures, net of income tax	(8)	(16)
Net financial expenses	1,470	1,278
Premium on extinguishment of borrowings	(226)	—
Interest paid	(840)	(913)
Income tax expense	(2)	10
Income taxes paid, net of refunds received	(57)	(116)
Change in trade and other receivables	(54)	(25)
Change in inventories	25	(211)
Change in trade and other payables	(38)	113
Change in provisions and employee benefits	64	(6)
Change in other assets and liabilities	5	(7)
Net cash from (used in) operating activities	312	584
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(304)	(504)
Purchases of short-term investments	(200)	—
Proceeds from sale of property, plant and equipment and other assets	12	14
Proceeds from insurance claims	26	35
Acquisition of businesses and investments in joint ventures, net of cash acquired(a)	—	(42)
Disposal of businesses, net of cash disposed(b)	4,148	8
Related party loan advance	—	(39)
Other	3	25
Net cash from (used in) investing activities	3,685	(503)
Cash flows from (used in) financing activities
Drawdown of borrowings	116	141
Repayment of borrowings	(4,169)	(179)
Payment of debt transaction costs	(15)	(2)
Other	(5)	(3)
Net cash from (used in) financing activities	(4,073)	(43)
Net increase (decrease) in cash and cash equivalents	(76)	38
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	1,587	1,486
Cash and cash equivalents classified as assets held for sale at the beginning of the period	97	—
Effect of exchange rate fluctuations on cash and cash equivalents	(20)	(23)
Cash and cash equivalents at the end of the period	1,588	1,501
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,588	1,502
Bank overdrafts	—	(1)
Cash and cash equivalents at the end of the period	1,588	1,501

(a)	In June 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporation for an aggregate purchase price of $30 million.

(b)	Refer to note 7 for further details related to the sale of SIG.

Beverage Packaging Holdings Group
Interim unaudited condensed combined statements of cash flows

Significant non-cash financing and investing activities

In February 2015, the Group amended its credit agreement as discussed further in note 12. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

During the nine month period ended September 30, 2014, the Group's aluminum closures business in Germany was sold for $26 million, resulting in a gain of $13 million. The consideration received was in the form of a note receivable.

The interim unaudited condensed combined statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed combined financial statements.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The interim unaudited condensed combined financial statements of Beverage Packaging Holdings Group (the "Group") as of September 30, 2015 and for the three and nine month periods ended September 30, 2015 and September 30, 2014 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities; and

•	BP II.

The address of the registered office of BP I and BP II is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed combined financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2014. The December 31, 2014 statement of financial position as presented in the interim unaudited condensed combined financial statements was derived from the Group's audited financial statements for the year ended December 31, 2014, but does not include the disclosures required by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim unaudited condensed combined financial statements were approved by the Boards of Management of BP I and BP II (the "Directors") on November 4, 2015 in Munsbach, Luxembourg (November 5, 2015 in Auckland, New Zealand).

2.2    Comparative information

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 12). An additional amount of up to €175 million may be payable by Onex depending on the financial performance of SIG during fiscal years 2015 and 2016.

The results of SIG have been classified as discontinued operations in the combined statements of comprehensive income for all periods presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the combined statement of financial position. Refer to note 7.

During the nine month period ended September 30, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the period was a decrease of $11 million in the loss. The adjustment had no impact on Adjusted EBITDA or the combined statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual combined financial statements, and it is not expected to have a material impact on the expected results for the year ending December 31, 2015.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, in the Group’s Annual Report on Form 20-F were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million. As a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the combined financial statements for the year ended December 31, 2014. Accordingly, the Group will revise its footnote disclosure prospectively in future filings.
2.3    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed combined financial statements are consistent with those applied by the Group in the annual combined financial statements for the year ended December 31, 2014.

Recently issued accounting pronouncements

There have been no issued accounting pronouncements during the nine month period ended September 30, 2015 that significantly impact the Group.

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers." IFRS 15 contains a revised revenue recognition framework. In July 2015, the IASB confirmed a one-year deferral of the effective date of the new revenue standard to January 1, 2018. The Group is currently evaluating the impact of this new standard.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

Other than as noted above, there have been no material changes to any previously issued accounting pronouncements or to the Group's evaluation of the related impact as disclosed by the Group in the annual combined financial statements for the year ended December 31, 2014.

2.4    Use of estimates and judgments
The preparation of the interim unaudited condensed combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed combined financial statements are consistent with those disclosed by the Group in the annual combined financial statements for the year ended December 31, 2014. In addition, refer to note 7 in relation to estimates and judgments associated with recognition of SIG sale proceeds.
3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2015 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2015*	18,064	1,369	3,970	6,596	6,129

As of December 31, 2014*	24,310	1,726	3,980	12,184	6,420

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2015 and December 31, 2014.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,059 million and $1,086 million as of September 30, 2015 and December 31, 2014, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group's derivative financial instruments were in Level 2 as of September 30, 2015 and December 31, 2014 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2015. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

4.    Segment reporting

The Group's reportable business segments are as follows:

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews and will be retaining ownership of both businesses.

As discussed in note 2.2, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

The following table reflects the impact of SIG being classified as a discontinued operation on previously reported periods:

	Previously reported	Revised
(In $ million)	Total Group	Continuing operations	Discontinued operations
Adjusted EBITDA
For the three month period ended March 31, 2014	531	420	111
For the three month period ended June 30, 2014	678	539	139
For the three month period ended September 30, 2014	663	517	146

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

Business segment reporting

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	392	247	711	856	613	—	2,819
Total inter-segment revenue	28	4	49	139	—	(220)	—
Total segment revenue	420	251	760	995	613	(220)	2,819
Gross profit	79	42	190	166	83	—	560
Expenses and other income	(19)	(27)	(72)	(67)	(45)	(25)	(255)
Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Financial income							2
Financial expenses							(385)
Profit (loss) from continuing operations before income tax							(78)
Income tax (expense) benefit							102
Profit (loss) from continuing operations							24

Earnings before interest and tax (“EBIT”) from continuing operations	60	15	118	99	38	(25)	305
Depreciation and amortization from continuing operations	14	17	25	56	73	—	185
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the three month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	32	143	155	111	(25)	490
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	2	—	—	3
Non-cash change in multi-employer pension plan withdrawal liability	2	—	—	—	—	—	2
Non-cash pension expense	—	—	—	—	—	15	15
Operational process engineering-related consultancy costs	—	—	—	5	—	—	5
Restructuring costs, net of reversals	—	4	—	1	—	—	5
Unrealized (gain) loss on derivatives	(1)	—	—	1	—	—	—
Other	—	—	—	—	—	1	1
Adjusted EBITDA from continuing operations	75	37	143	164	111	(9)	521

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,161	757	2,035	2,563	1,903	—	8,419
Total inter-segment revenue	84	11	134	416	—	(645)	—
Total segment revenue	1,245	768	2,169	2,979	1,903	(645)	8,419
Gross profit	228	137	512	453	287	—	1,617
Expenses and other income	(58)	(72)	(172)	(119)	(153)	(80)	(654)
Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Financial income							5
Financial expenses							(1,265)
Profit (loss) from continuing operations before income tax							(297)
Income tax (expense) benefit							60
Profit (loss) from continuing operations							(237)

Earnings before interest and tax (“EBIT”) from continuing operations	170	65	340	334	134	(80)	963
Depreciation and amortization from continuing operations	42	50	73	153	212	—	530
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	212	115	413	487	346	(80)	1,493
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	—	3	1	—	5
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
(Gain) loss on sale of businesses	—	—	—	1	—	—	1
Non-cash pension expense	—	—	—	—	—	47	47
Operational process engineering-related consultancy costs	—	—	—	13	—	—	13
Restructuring costs, net of reversals	—	6	—	1	—	—	7
Strategic review costs	—	—	—	—	—	2	2
Unrealized (gain) loss on derivatives	(4)	(2)	(12)	(67)	—	—	(85)
Adjusted EBITDA from continuing operations	207	120	401	438	347	(31)	1,482
Segment assets as of September 30, 2015 (excluding intercompany balances)	1,130	1,290	4,172	5,099	4,803	2,029	18,523
Segment liabilities as of September 30, 2015 (excluding intercompany balances)	456	325	849	1,340	1,018	13,843	17,831

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the three month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	412	291	678	923	677	—	2,981
Total inter-segment revenue	32	4	49	141	—	(226)	—
Total segment revenue	444	295	727	1,064	677	(226)	2,981
Gross profit	84	54	164	162	70	1	535
Expenses and other income	(24)	(21)	(62)	(56)	(24)	(30)	(217)
Earnings before interest and tax (“EBIT”) from continuing operations	60	33	102	106	46	(29)	318
Financial income							1
Financial expenses							(783)
Profit (loss) from continuing operations before income tax							(464)
Income tax (expense) benefit							89
Profit (loss) from continuing operations							(375)

Earnings before interest and tax (“EBIT”) from continuing operations	60	33	102	106	46	(29)	318
Depreciation and amortization from continuing operations	14	17	26	60	81	(1)	197
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	50	128	166	127	(30)	515

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the three month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	74	50	128	166	127	(30)	515
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	1	5	—	5
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	2	—	—	—	—	—	2
Non-cash change in provisions	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	8	8
Operational process engineering-related consultancy costs	—	—	—	—	1	—	1
Plant damages and associated insurance recoveries, net	—	—	—	(22)	—	—	(22)
Restructuring costs, net of reversals	3	2	—	1	1	—	7
Strategic review costs	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	1	(2)	4	12	—	—	15
Other	—	—	—	—	—	2	2
Adjusted EBITDA from continuing operations	80	49	132	158	107	(9)	517

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue(1)	1,192	869	1,947	2,619	2,137	—	8,764
Total inter-segment revenue(1)	83	10	110	410	—	(613)	—
Total segment revenue	1,275	879	2,057	3,029	2,137	(613)	8,764
Gross profit	222	158	464	439	248	3	1,534
Expenses and other income	(68)	(63)	(177)	(185)	(140)	(73)	(706)
Earnings before interest and tax (“EBIT”) from continuing operations	154	95	287	254	108	(70)	828
Financial income							4
Financial expenses							(1,176)
Profit (loss) from continuing operations before income tax							(344)
Income tax (expense) benefit							37
Profit (loss) from continuing operations							(307)

Earnings before interest and tax (“EBIT”) from continuing operations	154	95	287	254	108	(70)	828
Depreciation and amortization from continuing operations	43	54	73	183	252	1	606
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	197	149	360	437	360	(69)	1,434
(1) Closures' information has been revised to reclassify sales to SIG from inter-segment revenue to external revenue as a result of the SIG sale.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	For the nine month period ended September 30, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	197	149	360	437	360	(69)	1,434
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Business integration costs	—	—	2	—	—	—	2
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
(Gain) loss on sale of businesses	—	(13)	—	(1)	—	—	(14)
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	2	—	—	—	—	—	2
Non-cash change in provisions	—	—	—	—	(9)	—	(9)
Non-cash pension expense	—	—	—	—	—	23	23
Operational process engineering-related consultancy costs	—	—	—	—	6	—	6
Plant damages and associated insurance recoveries, net	—	—	—	(29)	—	—	(29)
Restructuring costs, net of reversals	4	3	1	13	16	—	37
Strategic review costs	—	—	—	—	—	11	11
Unrealized (gain) loss on derivatives	1	2	(1)	12	—	—	14
Other	—	—	1	—	—	6	7
Adjusted EBITDA from continuing operations	203	140	363	435	364	(29)	1,476
Segment assets as of December 31, 2014 (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,522	21,510
Segment liabilities as of December 31, 2014 (excluding intercompany balances)(1)	404	309	760	1,265	989	19,122	22,849

(1) Corporate/Unallocated includes segment assets and liabilities as of December 31, 2014 (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

5.    Seasonality

The Group's business is impacted by seasonal fluctuations.

Evergreen

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Consumer Products

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Asset impairment charges, net of reversals	(3)	—	(5)	(6)
Gain (loss) on sale of businesses and non-current assets	2	—	1	14
Insurance recoveries, net of costs incurred	—	22	—	37
Litigation settlement	—	18	—	18
Net foreign currency exchange gains (losses)	2	(1)	4	(1)
Non-cash change in provisions	—	9	—	9
Strategic review costs	—	(11)	(2)	(11)
Unrealized gain (loss) on derivatives	—	(15)	91	(14)
Other	3	1	(3)	4
Net other income (expenses)	4	23	86	50

Insurance recoveries, net of costs incurred are related to plant damages at Pactiv Foodservice.

In July 2014, the Graham Packaging segment recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million of cash and $9 million from the reversal of a provision.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. At September 30, 2015 a total of €144 million has been included in other current assets and €22 million has been included in other non-current assets in the statements of financial position. Adverse changes in SIG's actual financial performance during fiscal years 2015 and 2016 compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in a reduction in the recognized asset.

Based on the sales proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,934 million as detailed below:

(In $ million)	For the nine month period ended September 30, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	188

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign exchange translation reserve	2,482
Reclassification of foreign exchange translation reserve	452
Gain on remeasurement or disposal	2,934

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

The results of SIG have been presented as discontinued operations for all periods presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Results of discontinued operations
Revenue	—	548	334	1,603
Expenses	—	(525)	(501)	(1,442)
Profit (loss) before income tax	—	23	(167)	161
Income tax (expense) benefit	—	116	(6)	(47)
Profit (loss) from discontinued operations prior to gain on disposal	—	139	(173)	114
Gain on remeasurement or disposal	6	—	2,934	—
Tax expense on disposal	—	—	(52)	—
Gain on remeasurement or disposal, net of tax	6	—	2,882	—
Profit (loss) from discontinued operations	6	139	2,709	114

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities			(11)	284
Net cash used in investing activities			(27)	(123)
Net cash used in financing activities			—	(2)
Net cash from (used in) discontinued operations			(38)	159

Assets and liabilities held for sale related to SIG as of December 31, 2014 remain unchanged from the amounts disclosed in the annual combined financial statements for the year ended December 31, 2014. Assets held for sale as of September 30, 2015 and December 31, 2014 included $10 million and $9 million, respectively, related to land and buildings in other segments.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Interest income	1	1	2	3
Interest income on related party loans	1	—	3	1
Financial income	2	1	5	4
Interest expense:
Securitization Facility	(2)	(3)	(6)	(7)
Credit Agreement	(28)	(27)	(82)	(80)
September 2012 Senior Secured Notes	(47)	(47)	(140)	(140)
February 2012 Senior Notes	(1)	(1)	(1)	(1)
August 2011 Notes	(43)	(85)	(166)	(255)
February 2011 Notes	(38)	(37)	(113)	(113)
October 2010 Notes	(24)	(60)	(105)	(181)
May 2010 Senior Notes	(14)	(21)	(49)	(64)
2013 Senior Notes	(9)	(9)	(27)	(27)
2013 Senior Subordinated Notes	(9)	(9)	(27)	(27)
Pactiv 2017 Notes	(6)	(6)	(18)	(18)
Pactiv 2018 Notes	—	—	(1)	(1)
Pactiv 2025 Notes	(5)	(5)	(16)	(16)
Pactiv 2027 Notes	(4)	(4)	(12)	(12)
Amortization of:
Transaction costs	(8)	(10)	(26)	(31)
Fair value adjustment of acquired notes	1	1	2	2
Embedded derivatives	2	3	7	8
Net loss in fair value of derivatives	(126)	(435)	(147)	(180)
Net foreign currency exchange loss	(20)	(23)	(23)	(20)
Loss on extinguishment of debt(a)	—	—	(305)	—
Other	(4)	(5)	(10)	(13)
Financial expenses	(385)	(783)	(1,265)	(1,176)
Net financial expenses	(383)	(782)	(1,260)	(1,172)

(a)
Loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 12 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Profit (loss) from continuing operations before income tax	(78)	(464)	(297)	(344)
Income tax using the New Zealand tax rate of 28%	22	129	83	96
Effect of tax rates in foreign jurisdictions	7	30	17	23
Permanent differences and annualized rate adjustments	77	(16)	76	(20)
Withholding tax	(1)	(2)	(13)	(4)
Tax rate modifications	4	—	3	7
Write-off of previously recognized tax losses	—	—	(33)	—
Unrecognized tax losses and temporary differences	(6)	(61)	(71)	(74)
Tax uncertainties	—	(1)	—	—
Over (under) provided in prior periods	2	1	1	1
Other	(3)	9	(3)	8
Total income tax (expense) benefit	102	89	60	37

The effective tax rates for the three and nine month periods ended September 30, 2015 and 2014 represents our estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur. For tax jurisdictions where a reliable estimate of the expected annual rate could not be achieved, tax expense or benefit was computed on a discrete method based on year-to-date results. The alternative methods of allocating the estimated full-year income tax expense, or benefit, between interim periods have no effect on cash taxes paid.

The effective tax rates for the three month periods ended September 30, 2015 and 2014 reflect cumulative year-to-date adjustments arising from the calculation of the year-to-date effective tax rate. The effective tax rate for the nine month period ended September 30, 2015 also includes the write-off of a deferred tax asset of $33 million that is no longer considered realizable. The period over period changes in the effective tax rate reflect (i) changes in the mix of book income and losses taxed at varying rates amongst the jurisdictions in which the Group operates, (ii) the inability to realize a tax benefit for losses in certain jurisdictions and (iii) changes in components of the Group that apply the discrete method.

In addition to the above amounts, for the three and nine month periods ended September 30, 2015, the Group has recognized a tax benefit of $74 million and tax expense of $42 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2014: tax benefit of $7 million and $51 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Cost of sales	116	125	337	385
General and administration expenses	2	3	8	12
Discontinued operations	—	30	—	85
Total depreciation expense	118	158	345	482

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2015	2014	2015	2014
Cost of sales	10	11	31	32
General and administration expenses	57	58	154	177
Discontinued operations	—	2	—	8
Total amortization expense	67	71	185	217

During the nine month period ended September 30, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

11.    Inventories

(In $ million)	As of September 30, 2015	As of December 31, 2014
Raw materials and consumables	337	364
Work in progress	159	177
Finished goods	749	780
Engineering and maintenance materials	156	154
Provision against inventories	(21)	(22)
Total inventories	1,380	1,453

During the three and nine month periods ended September 30, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $1.3 billion and $4.0 billion, respectively (three and nine month periods ended September 30, 2014: $1.4 billion and $4.2 billion, respectively).

During the three and nine month periods ended September 30, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled zero and approximately $0.2 billion, respectively (three and nine month periods ended September 30, 2014: $0.3 billion and $0.8 billion, respectively).

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

12.    Borrowings

As of September 30, 2015, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

(In $ million)	As of September 30, 2015	As of December 31, 2014
Securitization Facility(a)	397	405
Credit Agreement(b)	2,458	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	592	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Senior Notes(d)	642	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Other borrowings(f)	45	39
Total principal amount of borrowings	13,933	18,024
Transaction costs	(130)	(234)
Embedded derivatives	45	68
Fair value adjustment at acquisition	(3)	(1)
Carrying value	13,845	17,857

Current borrowings	414	477
Non-current borrowings	13,431	17,380
Total borrowings	13,845	17,857

(a)        Securitization Facility

The terms of a receivables loan and security agreement (the "Securitization Facility") are unchanged from December 31, 2014. During the nine month period ended September 30, 2015, interest was charged at a rate between 2.10% to 2.16%.

(b)         Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"), which amended the previous terms. The Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2015 (in million)	Applicable interest rate as of September 30, 2015
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	62	—
European Revolving Loans	€	December 27, 2018	54	—	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

During the nine month period ended September 30, 2015, the borrowers made an excess cash flow payment of $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

Except as set forth below, there have been no other material changes to the terms of the Credit Agreement since December 31, 2014.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, amongst other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales, (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points and (iii) require payment of a 1% premium in the event that any term loans were repaid in a repricing transaction prior to September 13, 2015.

(c)        Reynolds Notes

The Group's borrowings as of September 30, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	October 15, 2010	592	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

As used herein, “Reynolds Senior Secured Notes” refers to the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes.

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2014.

(d)         2013 Notes

As of September 30, 2015, the Group had outstanding the following notes (defined below, and together, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc., a wholly-owned subsidiary of BP I:

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

The guarantee arrangements, indenture restrictions, early redemption options and change in control provisions for the 2013 Notes are unchanged from December 31, 2014.

(e)    Pactiv Notes

As of September 30, 2015, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

The guarantee arrangements, indenture restrictions, and redemption terms for the Pactiv Notes are unchanged from December 31, 2014.

(f)    Other borrowings

As of September 30, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2015 also included finance lease obligations of $26 million (December 31, 2014: $28 million).

13.    Related parties

There have been no new significant related party transactions during the period. The nature of the Group's related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2015 is consistent with the information presented in note 22 of the Group's annual combined financial statements for the year ended December 31, 2014.

14.    Contingencies

In addition to the amounts recognized as provisions in the statements of financial position, the Group has contingent liabilities related to other litigation, legal proceedings and tax examinations. The Group has determined that the possibility of a material outflow related to these contingent liabilities is remote.

Beverage Packaging Holdings Group
Notes to the interim unaudited condensed combined financial statements
For the three and nine month periods ended September 30, 2015

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2015, the Group is not aware of any material claims under these agreements that would give rise to a liability not currently provided for. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
15.    Subsequent events

There have been no events subsequent to September 30, 2015 which would require accrual or disclosure in these interim unaudited combined financial statements.